Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2020 AND 2019

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	5-6

Consolidated Interim Statements of Comprehensive Income	7-8

Consolidated Interim Statements of Changes in Equity	9

Consolidated Interim Statements of Cash Flows	10-11

Notes to the Consolidated Interim Financial Statements	12-113

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on May 15, 2020

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2020 and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements. As explained in Note 3, the outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Group’s financial condition and results of operations in various forms both domestically and internationally.

The Group is monitoring the effects of COVID-19 and the financial and economic relief measures the Korean government is providing. Given these considerations, during the first quarter when applying Korean IFRS 1109 Financial Instruments the Group has applied the same forward-looking macroeconomic information in estimating expected credit loss as it applied at the end of the previous year.

Other Matters

The consolidated interim financial statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated May 15, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements, not presented herein, on March 16, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

/s/ Samil PricewaterhouseCoopers

May 15, 2020

Notice to Readers

This report is effective as of May 15, 2020 the review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the review report is read. Such events or circumstances could significantly affect the consolidated interim financial statements and may result in modifications to the review report.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2020 AND 2019

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial

Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	March 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	9,753,835	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	11,430,112	8,069,144
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	28,146,435	27,730,531
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	20,017,032	20,320,539
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	302,808,726	293,717,693
Investments in joint ventures and associates (Note 13)	832,442	806,360
Investment properties (Note 14)	276,982	280,239
Premises and equipment (Notes 15 and 18)	3,379,453	3,364,716
Intangible assets (Note 16)	824,752	844,110
Assets held for distribution (sale) (Note 17)	9,601	10,556
Net defined benefit asset (Note 24)	—	2,582
Current tax assets	37,603	47,367
Deferred tax assets	37,576	39,544
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	255,648	121,131
Other assets (Notes 19 and 41)	403,951	233,646

Total assets	378,214,148	361,980,724

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	5,689,078	2,958,302
Deposits due to customers (Notes 4,11,21 and 41)	266,404,155	264,685,578
Borrowings (Notes 4, 11, 12 and 22)	22,286,197	18,998,920
Debentures (Notes 4, 11 and 22)	32,106,305	30,858,055
Provisions (Notes 23, 40 and 41)	442,736	443,980
Net defined benefit liability (Note 24)	159,841	92,470
Current tax liabilities	161,768	182,690
Deferred tax liabilities	236,941	134,322
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	2,461	6,837
Other financial liabilities (Notes 4,11,12, 25 and 41)	24,462,194	17,706,767
Other liabilities (Notes 25 and 41)	457,480	420,471

Total liabilities	352,409,156	336,488,392

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED IMTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2020 (UNAUDITED) AND DECEMBER 31, 2019 (CONTINUED)

	March 31, 2020	December 31, 2019
	(Korean Won in millions)
EQUITY
Owners’ equity (Note 28)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,396,636	997,544
Capital surplus	627,789	626,295
Other equity	(2,333,641)	(2,249,322)
Retained earnings	18,521,993	18,524,515
Regulatory reserve for credit loss	(2,547,547)	(2,356,246)
Regulatory reserve for credit loss to be reserved	(67,919)	(191,301)
Planned provision of regulatory reserve for credit loss	(67,919)	(191,301)

	21,824,115	21,510,370

Non-controlling interests	3,980,877	3,981,962

Total equity	25,804,992	25,492,332

Total liabilities and equity	378,214,148	361,980,724

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

	For the three-month periods ended March 31
	2020	2019
	(Korean Won in millions, except for per share data)
Interest income	2,503,814	2,603,734
Financial assets at FVTPL	12,529	13,134
Financial assets at FVTOCI	126,177	95,312
Financial assets at amortized cost	2,365,108	2,495,288
Interest expense	(1,040,855)	(1,149,143)

Net interest income (Notes 7, 11, 30 and 41)	1,462,959	1,454,591
Fees and commissions income	410,711	411,561
Fees and commissions expense	(136,731)	(136,560)

Net fees and commissions income (Notes 7, 11, 31 and 41)	273,980	275,001
Dividend income (Notes 7, 11, 32 and 41)	47,769	39,483
Net gain on financial instruments at FVTPL (Notes 7, 11, 33 and 41)	468,075	16,586
Net gain on financial assets at FVTOCI (Notes 7, 11 and 34)	2,600	791
Net gain arising on financial assets at amortized cost (Note 11)	26,747	20,665
Net gain on disposals of loans and other financial assets at amortized cost	26,747	20,665
Impairment losses due to credit loss (Notes 35 and 41)	(110,892)	(60,007)
General and administrative expenses (Notes 36 and 41)	(892,526)	(831,452)
Other net operating expenses (Notes 11, 26, 37 and 41)	(505,374)	(81,659)

Operating income	773,338	833,999
Share of gain of joint ventures and associates (Note 13)	7,154	5,610
Other non-operating expense	(27,879)	(13,799)

Non-operating expense (Note 37)	(20,725)	(8,189)
Net income before income tax expense	752,613	825,810
Income tax expense (Note 38)	(194,842)	(211,281)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED) (CONTINUED)

	For the three-month periods ended March 31
	2020	2019
	(Korean Won in millions, except for per share data)
Net income
(Net income after the provision of regulatory reserve for credit loss for the three-month periods ended March 31, 2020 and 2019, is 489,852 million Won and 533,443 million Won, respectively) (Note 28)	557,771	614,529

Net loss on valuation of equity securities at FVTOCI	(110,171)	(12,244)
Remeasurement loss related to defined benefit plan	(19,329)	(32,536)

Items that will not be reclassified to profit or loss:	(129,500)	(44,780)

Net gain on valuation of debt securities at FVTOCI	23,999	22,936
Changes in capital due to equity method	(1,007)	(326)
Net gain on foreign currency translation of foreign operations	13,997	65,337
Net gain (loss) on valuation of cash flow hedge	(9,485)	402

Items that may be reclassified to profit or loss:	27,504	88,349
Other comprehensive income (loss), net of tax	(101,996)	43,569
Total comprehensive income	455,775	658,098

Net income attributable to:	557,771	614,529
Net income attributable to owners	518,216	568,689
Net income attributable to non-controlling interests	39,555	45,840
Total comprehensive income attributable to:	455,775	658,098
Comprehensive income attributable to owners	427,259	607,357
Comprehensive income attributable to non-controlling interests	28,516	50,741
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won)	706	855

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Net income	—	—	—	—	568,689	568,689	45,840	614,529
Net gain on valuation of financial instruments at FVTOCI	—	—	—	10,585	—	10,585	107	10,692
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	26,785	(26,785)	—	—	—
Changes in capital due to equity method	—	—	—	(326)	—	(326)	—	(326)
Gain on foreign currency translation of foreign operations	—	—	—	60,528	—	60,528	4,809	65,337
Gain on valuation of cash flow hedge	—	—	—	402	—	402	—	402
Remeasurement loss related to defined benefit plan	—	—	—	(32,521)	—	(32,521)	(15)	(32,536)
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(1,990)	(439,616)
Acquisition of subsidiaries	19,430	—	25,878	—	—	45,308	6,131	51,439
New stocks issue cost	—	—	(3)	—	—	(3)	—	(3)
Net increase of treasury stocks	—	—	—	17,230	—	17,230	—	17,230
Dividends to hybrid securities	—	—	—	—	—	—	(38,441)	(38,441)
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	96	—	—	96	—	96
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—

March 31, 2019	3,400,822	—	311,860	(2,130,919)	17,228,567	18,810,330	3,391,517	22,201,847

January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Net income	—	—	—	—	518,216	518,216	39,555	557,771
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(85,983)	—	(85,983)	(189)	(86,172)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	288	(288)	—	—	—
Changes in capital due to equity method	—	—	—	(1,007)	—	(1,007)	—	(1,007)
Gain (loss) on foreign currency translation of foreign operations	—	—	—	24,880	—	24,880	(10,883)	13,997
Loss on valuation of cash flow hedge	—	—	—	(9,485)	—	(9,485)	—	(9,485)
Remeasurement gain (loss) related to defined benefit plan	—	—	—	(19,362)	—	(19,362)	33	(19,329)
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(375)	(505,962)
Issuance of hybrid securities	—	399,092	—	—	—	399,092	—	399,092
Dividends to hybrid securities	—	—	—	—	(8,513)	(8,513)	(29,213)	(37,726)
Changes in subsidiaries’ capital	—	—	1,494	6,350	(6,350)	1,494	(13)	1,481

March 31, 2020	3,611,338	1,396,636	627,789	(2,333,641)	18,521,993	21,824,115	3,980,877	25,804,992

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)

	For the three-month periods ended March 31
	2020	2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	557,771	614,529
Adjustments to net income:
Income tax expense	194,842	211,281
Interest income	(2,503,814)	(2,603,734)
Interest expense	1,040,855	1,149,143
Dividend income	(47,769)	(39,483)

	(1,315,886)	(1,282,793)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	—	2,532
Loss on financial assets at FVTOCI	1,530	164
Impairment loss due to credit loss	110,892	60,007
Loss on other provisions	46,014	10,242
Retirement benefit	43,215	44,538
Depreciation and amortization	138,608	102,867
Net loss on foreign currency translation	405,573	—
Loss on derivatives (designated for hedge)	374	6
Loss on fair value hedge	105,769	37,811
Loss on valuation of investments in joint ventures and associates	7,910	4,040
Loss on disposal of premises and equipment, intangible assets and other assets	564	534
Impairment loss on premises and equipment, intangible assets and other assets	568	10

	861,017	262,751

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	340,226	—
Gain on financial assets at FVTOCI	4,130	955
Gain on other provisions	94	3,058
Gain on derivatives (designated for hedge)	139,993	52,418
Gain on valuation of investments in joint ventures and associates	15,064	9,650
Gain on disposal of premises and equipment, intangible assets and other assets	6,449	725
Reversal of impairment loss on premises and equipment, intangible assets and other assets	35	—

	505,991	66,806

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(169,184)	81,350
Loans and other financial assets at amortized cost	(8,656,631)	(5,463,797)
Other assets	(230,507)	(7,890)
Assets held for distribution (sale)	(1,914)	—
Deposits due to customers	929,558	1,450,742
Provisions	(62,525)	(6,506)
Net defined benefit liability	(1,033)	(33,181)
Other financial liabilities	6,208,981	1,565,708
Other liabilities	36,942	54,682

	(1,946,313)	(2,358,892)

Interest income received	2,543,855	2,477,172
Interest expense paid	(1,175,868)	(1,028,708)
Dividends received	25,933	28,215
Income tax paid	(62,724)	(69,706)

Net cash outflow from operating activities	(1,018,206)	(1,424,238)

(Continued)	- 10 -

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019 (UNAUDITED) (CONTINUED)

	For the three-month periods ended March 31
	2020	2019
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash in-flows from hedging activities	463	—
Disposal of financial instruments at FVTPL	1,926,078	3,112,439
Disposal of financial assets at FVTOCI	4,900,957	1,820,858
Redemption of securities at amortized cost	1,781,579	2,357,460
Disposal of investments in joint ventures and associates	1,872	19,864
Disposal of investment properties	348	18
Disposal of premises and equipment	16,757	3,320
Disposal of intangible assets	358	588
Disposal of assets held for distribution (sale)	180	2,169
Net cash flow from changes in subsidiaries	—	6,131

	8,628,592	7,322,847

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	2,038,061	3,088,156
Acquisition of financial assets at FVTOCI	5,264,121	3,354,002
Acquisition of securities at amortized cost	1,458,443	785,721
Acquisition of investments in joint ventures and associates	27,737	731
Acquisition of investment properties	1,477	128,251
Acquisition of premises and equipment	25,109	34,886
Acquisition of intangible assets	32,966	38,724
Net increase of other assets	2,671	—

	8,850,585	7,430,471

Net cash outflow from investing activities	(221,993)	(107,624)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	6,031,123	2,874,237
Issuance of debentures	7,708,461	4,789,098
Issuance of hybrid securities	399,092	—
Retirement of treasury stocks	—	256,416

	14,138,676	7,919,751

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	6,902	—
Decrease in borrowings	2,911,908	2,868,088
Redemption of debentures	6,768,106	5,095,863
Redemption of lease liabilities	59,067	43,598
Net decrease of other liabilities	538	—
New stock issue cost	—	16,326
Acquisition of treasury stocks	—	184,164
Dividends paid to hybrid securities	37,726	30,220
Dividends paid to non-controlling interest	375	—

	9,784,622	8,238,259

Net cash inflow (outflow) from financing activities	4,354,054	(318,508)

Net increase (decrease) in cash and cash equivalents	3,113,855	(1,850,370)
Cash and cash equivalents, beginning of the period	6,392,566	6,747,894
Effects of exchange rate changes on cash and cash equivalents	247,414	99,499

Cash and cash equivalents, end of the period (Note 6)	9,753,835	4,997,023

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Group” or the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Group is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won as of the end of the current term while the Korea Deposit Insurance Corp. (“KDIC”), the company’s largest shareholder, owns 124,604,797 shares (17.25%) of the company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.83% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) and added it as a consolidated subsidiary at the end of 2019.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘consolidated company’) as of March 31, 2020 and December 31, 2019 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2020	December 31, 2019
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Asset Trust Co., Ltd.	Real-estate	67.2	67.2	Korea	March 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31
Woori Finance Cambodia PLC. (*1)	Finance	—	100.0	Cambodia	March 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
WB Finance Co., Ltd.	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe	Finance	100.0	100.0	Germany	March 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
BWL First Co., LLC (*2)	Asset securitization	0.0	0.0	Korea	March 31
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Electric Cable First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori WEBST 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	March 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Serveone 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	March 31
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Smart Casting Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2020	December 31, 2019
Woori HJ 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Lake 1st., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	March 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	—	Korea	March 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	March 31
Consus Sakhalin Real Estate Investment Trust 1st (*3)	Securities investment and others	75.0	75.0	Korea	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	—	Korea	March 31
WooriG NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	99.3	—	Korea	March 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	March 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l. (*2)	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l.:
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	March 31
Held by Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	March 31
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	March 31
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2020	December 31, 2019
Held by Woori Card Co., Ltd.:
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	March 31
Held by Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	45.5	45.5	Korea	March 31
Held by Woori Asset Management Corp.:
Woori china convertible bond fund (*3)	Securities investment and others	98.3	98.6	Korea	March 31
Held by Woori Global Asset Management Co., Ltd.:
WOORIG China Value Equity (C/C(F)) (*3)	Securities investment and others	—	95.1	Korea	March 31
Held by Woori Bank, Woori Investment Bank Co., Ltd and Woori Private Equity Asset Management Co., Ltd.:
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	60.0	60.0	Korea	March 31
Held by Woori bank and Woori Investment Bank Co., Ltd.:
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during current period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)	The Group has not consolidated the following entities as of March 31, 2020 and December 31, 2019 despite having more than 50% ownership interest:

	As of March 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the three-month periods ended March 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	364,364,493	341,999,337	10,775,411	503,570	422,643
Woori Card Co., Ltd.	10,220,263	8,389,957	375,411	50,972	42,139
Woori Investment Bank Co., Ltd.	3,751,623	3,370,993	69,756	13,354	13,292
Woori FIS Co., Ltd.	92,006	58,466	67,698	(2,388)	(2,428)
Woori Finance Research Institute Co., Ltd.	5,667	2,092	1,585	127	127
Woori Credit Information Co., Ltd.	39,020	8,684	10,633	907	907
Woori Fund Service Co., Ltd.	16,467	2,081	2,998	164	164
Woori Asset Trust Co., Ltd.	148,452	45,683	19,466	9,496	9,485
Woori Asset Management Corp.	113,285	6,092	6,435	789	458
Woori Private Equity Asset Management Co., Ltd.	37,894	2,866	1,230	(191)	(229)
Woori Global Asset Management Co., Ltd.	32,209	3,091	1,825	(459)	(459)

	As of and for the year ended December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank (*1)	348,181,658	325,526,568	22,240,947	1,505,547	1,531,793
Woori Card Co., Ltd.	10,087,342	8,299,175	1,368,234	114,196	111,782
Woori Investment Bank Co., Ltd.	3,398,960	3,031,622	204,655	53,358	52,095
Woori FIS Co., Ltd.	91,079	55,112	244,923	3,107	3,119
Woori Finance Research Institute Co., Ltd.	5,447	1,999	5,452	160	117
Woori Credit Information Co., Ltd.	37,872	7,948	39,118	1,698	1,389
Woori Fund Service Co., Ltd.	16,852	2,109	11,071	1,735	1,735
Woori Asset Trust Co., Ltd. (*2)	139,839	45,410	—	—	—
Woori Asset Management Corp. (*2)	113,037	6,301	9,204	1,720	2,544
Woori Private Equity Asset Management Co., Ltd.	38,243	2,985	4,152	(2,087)	(2,124)
Woori Global Asset Management Co., Ltd. (*2)	32,807	3,230	3,588	(1,360)	(1,360)

(*1)	The amount is prepared based on the consolidated financial statements of Woori Bank (reflecting the classification of profit or loss of the discontinued operation).
(*2)

The gain or loss information of Woori Asset Trust Co., Ltd., Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. are prepared on the accumulated gains or losses from the date on which the entities were transferred as subsidiaries, to December 31, 2019.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2020, the Group provides 2,052,320 million Won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks by the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings.

	March 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	7,573,167	71,602,498	34,907,972	215,593
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,428,099	2,684,102	2,746,938	61,281
Financial assets at FVTPL	324,010	32,853	1,692,919	1,155
Financial assets at FVTOCI	1,564,711	42,059	—	—
Financial assets at amortized cost	3,539,012	2,592,829	851,913	60,126
Investments in joint ventures and associates	—	7,432	202,106	—
Derivative assets	366	8,929	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	92	1,509	—	2,626
Derivative liabilities	—	774	—	—
Other liabilities (provisions)	92	735	—	2,626
The maximum exposure to risks	5,733,339	3,463,640	3,629,614	179,030
Investment assets	5,428,099	2,684,102	2,746,938	61,281
Credit facilities	305,240	779,538	882,676	117,749
Loss recognized on unconsolidated structured entities	—	473	9,146	704

	December 31, 2019
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	8,230,254	62,879,421	18,265,273	152,257
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,128,616	2,982,217	1,411,639	57,928
Financial assets at FVTPL	324,414	28,834	1,109,621	655
Financial assets at FVTOCI	2,006,230	42,305	—	—
Financial assets at amortized cost	2,796,695	2,897,620	120,072	57,273
Investments in joint ventures and associates	—	7,475	181,946	—
Derivative assets	1,277	5,983	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	1,291	—	2,808
Derivative liabilities	—	15	—	—
Other liabilities (provisions)	184	1,276	—	2,808
The maximum exposure to risks	5,561,394	3,532,539	1,457,398	77,117
Investment assets	5,128,616	2,982,217	1,411,639	57,928
Credit facilities	432,778	550,322	45,759	19,189
Loss recognized on unconsolidated structured entities	—	4,660	34,312	5,218

(7)

As of March 31, 2020 and December 31, 2019, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2020	December 31, 2019
Woori Bank (*)	3,660,814	3,660,814
Woori Investment Bank	156,571	151,170
Woori Asset Trust Co., Ltd	42,444	40,161
Woori Asset Management Corp	29,890	29,800
PT Bank Woori Saudara Indonesia 1906 Tbk	73,368	83,315
Wealth Development Bank	19,626	18,524

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2020	2019
Woori Bank (*)	29,213	38,441
Woori Investment Bank	5,426	4,949
Woori Asset Trust Co., Ltd	2,652	—
Woori Asset Management Corp	179	—
PT Bank Woori Saudara Indonesia 1906 Tbk	1,891	2,396
Wealth Development Bank	185	43

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2020	2019
Woori Asset Trust Co., Ltd	365	—
PT Bank Woori Saudara Indonesia 1906 Tbk	—	1,981

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated financial statements are interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2019 for understanding of the accompanying interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying consolidated interim financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2019.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements.

(2)	There are no new accounting standards and interpretations that have been published that are not mandatory for March 31, 2020 reporting periods and have not been early adopted by the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.(1) and the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic shocks arising may have a negative impact on the Group’s financial condition and results of operations in various forms both domestically and internationally. However, the Korean government is providing unprecedented financial and economic relief measures, and it is improper to assume a significant increase in credit risk merely due to repayment terms being extended.

Given these considerations, the Group has applied the same forward-looking macroeconomic information in estimating expected credit loss under K-IFRS 1109 Financial Instruments as it applied at the end of the previous year. There could be significant additional charges related to expected credit losses when the Group reassesses its forward-looking information with respect to macroeconomic scenarios in future reporting periods. The Group’s March 31, 2020 financial statements does not reflect this impact.

The management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on consolidated accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements are identical to ones used in the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the methods of estimation used to determine income tax expense.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management office (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		March 31, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Korean treasury and government agencies	15,864,052	14,797,040
	Banks	19,954,753	18,597,206
	Corporates	107,702,104	101,041,110
	Consumers	159,287,817	159,282,337

	Sub-total	302,808,726	293,717,693

Financial assets at FVTPL (*)	Deposit	25,667	27,901
	Debt securities	2,495,959	2,337,085
	Loans	194,676	212,473
	Derivative assets	6,124,600	2,921,903

	Sub-total	8,840,902	5,499,362

Financial assets at FVTOCI	Debt securities	27,363,190	26,795,161
Securities at amortized cost	Debt securities	20,017,032	20,320,539
Derivative assets	Derivative assets (Designated for hedging)	255,648	121,131
Off-balance accounts	Guarantees	13,317,619	12,618,917
	Unused loan commitments	105,448,285	103,651,674

	Sub-total	118,765,904	116,270,591

	Total	478,051,402	462,724,477

(*)	Puttable financial instruments are not included

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	276,729,940	5,426,176	4,139,709	1,895,785	1,627,780	12,989,336	302,808,726
Securities at amortized cost	19,554,843	—	350,640	—	—	111,549	20,017,032
Financial assets at FVTPL	8,799,737	10,922	—	25,667	1,345	3,231	8,840,902
Financial assets at FVTOCI	24,146,675	496,059	1,443,092	—	6,042	1,271,322	27,363,190
Derivative assets (Designated for hedging)	255,648	—	—	—	—	—	255,648
Off-balance accounts	114,997,331	998,691	453,567	48,065	37,620	2,230,630	118,765,904

Total	444,484,174	6,931,848	6,387,008	1,969,517	1,672,787	16,606,068	478,051,402

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

	December 31, 2019
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	268,316,454	5,108,144	5,077,666	1,844,374	1,172,209	12,198,846	293,717,693
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	5,488,229	10,409	—	—	724	—	5,499,362
Financial assets at FVTOCI	24,553,655	332,319	144,601	102,311	2	1,662,273	26,795,161
Derivative assets (Designated for hedging)	121,131	—	—	—	—	—	121,131
Off-balance accounts	112,602,603	1,211,857	387,795	78,850	46,662	1,942,824	116,270,591

Total	431,186,676	6,662,729	5,676,809	2,025,535	1,219,597	15,953,131	462,724,477

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	March 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	53,328,318	35,661,640	39,298,050	3,602,618	155,095,128	15,822,972	302,808,726
Securities at amortized cost	373,942	6,743	11,264,238	343,242	—	8,028,867	20,017,032
Financial assets at FVTPL	195,243	217,684	7,295,516	21,575	20,816	1,090,068	8,840,902
Financial assets at FVTOCI	256,811	139,752	22,945,240	191,747	—	3,829,640	27,363,190
Derivative assets (Designated for hedging)	—	—	255,648	—	—	—	255,648
Off-balance accounts	18,217,904	23,779,113	10,240,515	3,930,146	55,196,724	7,401,502	118,765,904

Total	72,372,218	59,804,932	91,299,207	8,089,328	210,312,668	36,173,049	478,051,402

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	51,233,088	32,983,972	36,141,770	3,291,001	155,120,055	14,947,807	293,717,693
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	162,780	128,666	4,084,698	39,193	15,430	1,068,595	5,499,362
Financial assets at FVTOCI	85,609	139,098	18,968,456	10,047	9,241	7,582,710	26,795,161
Derivative assets (Designated for hedging)	—	—	121,131	—	—	—	121,131
Off-balance accounts	17,813,366	23,841,881	10,015,897	4,161,139	53,335,209	7,103,099	116,270,591

Total	77,840,681	57,093,617	80,310,953	7,865,971	208,479,935	31,133,320	462,724,477

②

The details of credit risk by industries of main operating segments as of March 31, 2020 are as follows. The spread of the Covid-19 causes economic uncertainty and its financial impact is unpredictable (Unit: Korean Won in millions):

< Woori Bank >

			Loans and other financial assets at amortized cost	Securities at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Transportation service	Air carrier	627,246	—	206	—
		Shipping	664,593	—	38,369	—
		Others	2,583,423	190,997	6,716	44,006
	Accommodation business		2,049,017	—	4,039	—
	Food business		1,056,235	—	1,421	—
	others		45,242,037	182,945	134,422	212,805
Manufacturing	Automobile		3,973,004	—	6,432	12,226
	Steel and metal		4,318,057	—	16,213	12,206
	Refinery, Chemical and energy		5,919,902	—	15,063	8,763
	Semiconductor and mobile phone		4,038,852	—	42,741	—
	Display		1,217,093	—	7,514	—
	Others		15,698,766	6,743	115,045	106,557
Finance and insurance			38,412,504	11,264,238	6,171,349	22,945,241
Construction			3,295,474	343,242	9,122	191,747
Individuals	Above appropriate credit rating		136,165,228	—	20,816	—
	Less than a limited credit rating		10,883,421	—	—	—
Others			15,487,018	8,028,867	883,479	3,824,668

	Total		291,631,870	20,017,032	7,472,947	27,358,219

			Derivative assets (Designated for trading)	Off-balance accounts	Total
Service business	Transportation service	Air carrier	—	267,235	894,687
		Shipping	—	31,882	734,844
		Others	—	1,200,857	4,025,999
	Accommodation business		—	193,061	2,246,117
	Food business		—	158,964	1,216,620
	others		—	14,032,564	59,804,773
Manufacturing	Automobile		—	5,218,320	9,209,982
	Steel and metal		—	2,905,617	7,252,093
	Refinery, Chemical and energy		—	5,414,600	11,358,328
	Semiconductor and mobile phone		—	4,501,437	8,583,030
	Display		—	368,333	1,592,940
	Others		—	4,448,108	20,375,219
Finance and insurance			230,007	10,558,121	89,581,460
Construction			—	3,524,126	7,363,711
Individuals	Above appropriate credit rating		—	24,048,767	160,234,811
	Less than a limited credit rating		—	101	10,883,522
Others			—	7,089,543	35,313,575

	Total		230,007	83,961,636	430,671,711

< Woori Card Co., Ltd. >

			Loans and other financial assets at amortized cost	Securities at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Transportation service	Air carrier	536	—	—	—
		Shipping	916	—	—	—
		Others	76,260	—	—	—
	Accommodation business		2,109	—	—	—
	Food business		29,389	—	—	—
	others		344,950	—	—	—
Manufacturing	Automobile		13,114	—	—	—
	Steel and metal		22,635	—	—	—
	Refinery, Chemical and energy		31,491	—	—	—
	Semiconductor and mobile phone		38,745	—	—	—
	Display		6,639	—	—	—
	Others		96,470	—	—	—
Finance and insurance			96,309	—	—	—
Construction			118,086	—	—	—
Individuals	Above appropriate credit rating		7,466,508	—	—	—
	Less than a limited credit rating		577,652	—	—	—
Others			330,070	—	—	—

	Total		9,251,879	—	—	—

			Derivative assets (Designated for trading)	Off-balance accounts	Total
Service business	Transportation service	Air carrier	—	4,392	4,928
		Shipping	—	7,121	8,037
		Others	—	147,094	223,354
	Accommodation business		—	15,131	17,240
	Food business		—	200,454	229,843
	others		—	1,577,675	1,922,625
Manufacturing	Automobile		—	58,510	71,624
	Steel and metal		—	72,054	94,689
	Refinery, Chemical and energy		—	144,167	175,658
	Semiconductor and mobile phone		—	63,992	102,737
	Display		—	23,347	29,986
	Others		—	370,074	466,544
Finance and insurance			25,641	350,074	472,024
Construction			—	228,973	347,059
Individuals	Above appropriate credit rating		—	30,863,556	38,330,064
	Less than a limited credit rating		—	284,300	861,952
Others			—	757,693	1,087,763

	Total		25,641	35,168,607	44,446,127

< Woori Investment Bank Co., Ltd. >

			Loans and other financial assets at amortized cost	Securities at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Transportation service	Air carrier	2,185	—	—	—
		Shipping	20,177	—	—	—
		Others	—	—	—	—
	Accommodation business		54,101	—	—	—
	Food business		—	—	—	—
	others		530,985	—	10,069	—
Manufacturing	Automobile		34,169	—	9,907	—
	Steel and metal		26,015	—	—	—
	Refinery, Chemical and energy		10,246	—	—	—
	Semiconductor and mobile phone		4,868	—	—	—
	Display		—	—	—	—
	Others		199,261	—	4,770	—
Finance and insurance			845,434	—	1,118,713	—
Construction			127,368	—	12,453	—
Individuals	Above appropriate credit rating		511	—	—	—
	Less than a limited credit rating		—	—	—	—
Others			87,508	—	202,186	—

	Total		1,942,828	—	1,358,098	—

			Derivative assets (Designated for trading)	Off-balance accounts	Total
Service business	Transportation service	Air carrier	—	—	2,185
		Shipping	—	—	20,177
		Others	—	—	—
	Accommodation business		—	—	54,101
	Food business		—	—	—
	others		—	6,700	547,754
Manufacturing	Automobile		—	—	44,076
	Steel and metal		—	—	26,015
	Refinery, Chemical and energy		—	100,000	110,246
	Semiconductor and mobile phone		—	—	4,868
	Display		—	—	—
	Others		—	5,700	209,731
Finance and insurance			—	59,204	2,023,351
Construction			—	59,298	199,119
Individuals	Above appropriate credit rating		—	—	511
	Less than a limited credit rating		—	—	—
Others			—	15,160	304,854

	Total		—	246,062	3,546,988

3)	Credit risk

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of March 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	March 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	265,479,397	19,636,355	8,271,281	9,537,387	1,536,849	304,461,269	(1,652,543)	302,808,726
Korean treasury and government agencies	15,861,885	5,923	—	—	—	15,867,808	(3,756)	15,864,052
Banks	19,739,875	75,265	139,287	—	20,574	19,975,001	(20,248)	19,954,753
Corporates	89,719,147	14,452,898	535,015	3,141,340	851,243	108,699,643	(997,539)	107,702,104
General business	56,178,656	7,789,198	471,706	1,768,328	592,891	66,800,779	(718,373)	66,082,406
Small- and medium-sized enterprise	29,127,570	6,421,111	63,309	1,282,894	241,116	37,136,000	(252,752)	36,883,248
Project financing and others	4,412,921	242,589	—	90,118	17,236	4,762,864	(26,414)	4,736,450
Consumers	140,158,490	5,102,269	7,596,979	6,396,047	665,032	159,918,817	(631,000)	159,287,817
Securities at amortized cost	20,022,401	—	—	—	—	20,022,401	(5,369)	20,017,032
Financial assets at FVTOCI (*3)	27,203,970	159,220	—	—	—	27,363,190	(8,520)	27,363,190

Total	312,705,768	19,795,575	8,271,281	9,537,387	1,536,849	351,846,860	(1,666,432)	350,188,948

	March 31, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	170,946,962	13,766,968	721,214	185,435,144
Korean treasury and government agencies	—	—	—	—
Banks	795,346	—	—	795,346
Corporates	56,544,302	2,228,308	417,742	59,190,352
General business	28,215,085	1,156,392	251,115	29,622,592
Small- and medium-sized enterprise	26,872,874	1,071,916	157,394	28,102,184
Project financing and others	1,456,343	—	9,233	1,465,576
Consumers	113,607,314	11,538,660	303,472	125,449,446
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	170,946,962	13,766,968	721,214	185,435,144

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	255,709,205	19,823,451	8,712,860	9,625,024	1,504,172	295,374,712	(1,657,019)	293,717,693
Korean treasury and government agencies	14,789,933	10,390	—	—	1	14,800,324	(3,284)	14,797,040
Banks	18,336,664	109,667	150,318	—	21,907	18,618,556	(21,350)	18,597,206
Corporates	82,286,304	15,201,687	485,469	3,267,311	792,375	102,033,146	(992,036)	101,041,110
General business	45,769,233	6,191,625	441,089	1,620,761	544,238	54,566,946	(678,237)	53,888,709
Small- and medium-sized enterprise	32,180,551	8,507,800	44,380	1,586,865	230,901	42,550,497	(287,027)	42,263,470
Project financing and others	4,336,520	502,262	—	59,685	17,236	4,915,703	(26,772)	4,888,931
Consumers	140,296,304	4,501,707	8,077,073	6,357,713	689,889	159,922,686	(640,349)	159,282,337
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI (*4)	26,684,601	110,560	—	—	—	26,795,161	(8,569)	26,795,161

Total	302,719,856	19,934,011	8,712,860	9,625,024	1,504,172	342,495,923	(1,671,099)	340,833,393

	December 31, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	169,438,539	14,451,806	692,139	184,582,484
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,818	2,335,496	394,860	58,333,174
General business	22,291,348	1,023,766	240,771	23,555,885
Small- and medium-sized enterprise	31,517,538	1,311,730	145,061	32,974,329
Project financing and others	1,793,932	—	9,028	1,802,960
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,438,539	14,451,806	692,139	184,582,484

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	11,594,821	1,373,134	5,175	225,450	119,039	13,317,619
Loan Commitments	99,688,197	3,283,590	1,428,605	1,023,310	24,583	105,448,285

Total	111,283,018	4,656,724	1,433,780	1,248,760	143,622	118,765,904

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,952,917	1,333,561	355	223,657	108,427	12,618,917
Loan Commitments	97,854,790	3,479,295	1,388,136	906,033	23,420	103,651,674

Total	108,807,707	4,812,856	1,388,491	1,129,690	131,847	116,270,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the three-month periods ended March 31, 2020 and for the year ended December 31, 2019, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of March 31, 2020, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Group for the three-month periods March 31, 2020 and for the year ended December 31, 2019, and the VaR of the Group as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	For the three-month period ended March 31, 2020			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	6,090	4,791	6,656	2,427	5,052	3,406	5,725	1,176
Stock price	7,047	5,096	14,394	2,580	3,730	3,203	5,935	1,146
Foreign currencies	8,593	5,958	9,289	4,613	5,028	5,033	6,469	4,395
Commodity price	—	—	—	—	—	1	32	—
Diversification	(4,431)	(6,792)	(13,039)	(4,050)	(6,233)	(5,127)	(9,229)	(2,339)

Total VaR(*)	17,300	9,052	17,300	5,570	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

For non-trading sectors of the bank, consolidated trusts and subsidiaries of the Bank, the risk is managed and measured by ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) simulated by NII (Net Interest Income) and EVE (Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset.

ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others. The interest rate EaR represents the maximum amount of decrease in net interest income that could result from unfavorable changes in interest rate over a certain period (e.g., 1 year), and the interest rate VaR represents the maximum expected loss that indicates how much net asset value can decrease at present or in the future due to unfavorable changes in interest rates.

For assets and liabilities as of March 31, 2020 and December 31, 2019 that include bank, consolidated trusts and subsidiaries of the bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

March 31, 2020		December 31, 2019

ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
381,876	90,574	490,981	162,023

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of March 31, 2020 and December 31, 2019, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

March 31, 2020		December 31, 2019
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
71,172	150,262	92,439	87,872

(*1)	EaR (Earning at Risk): Change of Maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	166,018,206	44,550,733	11,185,134	15,678,682	58,573,565	6,052,263	302,058,583
Financial assets at FVTPL	77,776	84,077	33,880	11,683	183,252	13,320	403,988
Financial assets at FVTOCI	6,794,157	3,928,892	3,375,824	2,787,983	10,645,158	303,042	27,835,056
Securities at amortized cost	1,717,212	719,119	1,409,627	1,197,747	14,756,118	1,187,680	20,987,503

Total	174,607,351	49,282,821	16,004,465	19,676,095	84,158,093	7,556,305	351,285,130

Liability:
Deposits due to customers	122,614,872	39,163,442	37,840,922	24,014,327	45,604,358	102,703	269,340,624
Borrowings	13,660,614	3,211,372	965,652	1,324,251	3,564,155	518,462	23,244,506
Debentures	2,928,674	3,489,426	2,482,241	2,449,635	19,669,074	3,064,884	34,083,934

Total	139,204,160	45,864,240	41,288,815	27,788,213	68,837,587	3,686,049	326,669,064

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	153,023,603	49,505,606	12,505,250	10,506,470	57,582,270	5,209,670	288,332,869
Financial assets at FVTPL	150,149	23,648	63,825	34,299	131,206	13,347	416,474
Financial assets at FVTOCI	5,414,586	5,486,113	3,450,669	3,174,893	9,367,756	318,371	27,212,388
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	160,433,206	56,711,371	16,758,127	15,125,211	81,950,459	6,399,530	337,377,904

Liability:
Deposits due to customers	116,490,812	45,803,202	32,683,132	26,740,013	43,175,232	59,305	264,951,696
Borrowings	12,105,234	1,910,759	1,048,991	706,952	3,264,861	509,359	19,546,156
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388

Total	130,974,257	50,608,538	37,062,781	29,913,107	65,651,502	3,106,055	317,316,240

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of March 31, 2020 and December 31, 2019 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		March 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	28,439	34,769,977	144,263	1,631,360	32,636	5,627,393	2,396	3,231,034	5,481,920	50,741,684
	Financial assets at FVTPL	263	321,285	11,173	126,351	24	4,404	255	343,242	157,588	952,870
	Financial assets at FVTOCI	2,546	3,112,955	—	—	2,014	347,283	37	50,340	481,518	3,992,096
	Securities at amortized cost	287	350,716	—	—	—	—	34	46,330	65,246	462,292

	Total	31,535	38,554,933	155,436	1,757,711	34,674	5,979,080	2,722	3,670,946	6,186,272	56,148,942

Liability	Financial liabilities at FVTPL	520	635,452	12,472	141,039	—	—	344	464,210	204,751	1,445,452
	Deposits due to customers	13,731	16,787,524	170,900	1,932,586	26,822	4,624,919	1,888	2,546,291	3,299,643	29,190,963
	Borrowings	7,331	8,962,796	7,781	87,985	—	—	510	687,152	1,772,652	11,510,585
	Debentures	4,050	4,952,051	—	—	—	—	—	—	195,601	5,147,652
	Other financial liabilities	2,602	3,181,702	4,184	47,313	4,330	746,585	102	138,076	139,664	4,253,340

	Total	28,234	34,519,525	195,337	2,208,923	31,152	5,371,504	2,844	3,835,729	5,612,311	51,547,992

Off-balance accounts		7,492	9,159,964	33,934	383,731	3,795	654,316	595	801,889	529,177	11,529,077

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	22,916	26,531,794	150,462	1,600,140	31,393	5,203,131	2,258	2,929,312	5,272,352	41,536,729
	Financial assets at FVTPL	165	190,733	5,322	56,602	25	4,155	105	135,827	64,185	451,502
	Financial assets at FVTOCI	2,679	3,102,752	—	—	2,005	332,319	25	33,017	406,753	3,874,841
	Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

	Total	26,079	30,194,956	155,784	1,656,742	33,423	5,539,605	2,428	3,150,295	5,840,382	46,381,980

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,247,164	27,143,712
	Borrowings	6,588	7,627,665	11,061	117,634	16	2,743	515	668,060	499,046	8,915,148
	Debentures	3,999	4,629,944	—	—	—	—	105	136,230	271,790	5,037,964
	Other financial liabilities	3,016	3,492,462	11,240	119,529	3,079	510,281	359	466,240	6,906	4,595,418

	Total	27,062	31,332,844	192,824	2,050,646	30,834	5,110,491	2,774	3,599,190	4,108,696	46,201,867

Off-balance accounts		7,030	8,139,395	34,316	364,946	4,525	749,973	560	726,323	634,870	10,615,507

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	25,722	—	—	19,368	2,806	—	47,896
Deposits due to customers	173,230,817	29,445,308	29,784,710	29,032,121	8,241,764	2,074,858	271,809,578
Borrowings	10,053,271	4,380,947	2,042,710	2,384,389	3,906,505	530,687	23,298,509
Debentures	2,928,674	3,489,426	2,482,241	2,449,635	19,669,074	3,064,884	34,083,934
Lease liabilities	51,374	46,537	43,206	35,276	244,430	43,826	464,649
Other financial liabilities	18,494,559	116,732	45,709	37,150	420,347	2,354,467	21,468,964

Total	204,784,417	37,478,950	34,398,576	33,957,939	32,484,926	8,068,722	351,173,530

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	166,474,535	36,697,168	24,634,859	31,233,844	6,590,119	1,877,594	267,508,119
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	188,852,543	42,643,659	30,285,416	35,625,964	29,788,288	7,637,259	334,833,129

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	47,896	—	—	—	—	—	47,896
Deposits due to customers	181,229,435	32,536,545	27,746,588	22,408,490	7,023,853	344,793	271,289,704
Borrowings	10,053,271	4,380,947	2,042,710	2,384,389	3,906,505	530,687	23,298,509
Debentures	2,928,674	3,489,426	2,482,241	2,449,635	19,669,074	3,064,884	34,083,934
Lease liabilities	51,374	46,537	43,206	35,276	244,430	43,826	464,649
Other financial liabilities	18,494,559	116,732	45,709	37,150	420,347	2,354,467	21,468,964

Total	212,805,209	40,570,187	32,360,454	27,314,940	31,264,209	6,338,657	350,653,656

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	175,309,271	38,219,793	23,649,424	24,102,750	5,547,232	150,233	266,978,703
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	197,687,279	44,166,284	29,299,981	28,494,870	28,745,401	5,909,898	334,303,713

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2020	Cash flow risk hedge	236	462	526	606	1,305	53	3,188
	Fair value risk hedge	3,147	(2,852)	—	—	—	—	295
	Trading purpose	5,640,345	9	9	780	8	—	5,641,151
December 31, 2019	Cash flow risk hedge	1,839	(341)	(298)	(247)	6,249	—	7,202
	Trading purpose	2,843,195	—	—	—	—	—	2,843,195

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Guarantees	13,317,619	12,618,917
Loan commitments	105,448,285	103,651,674

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the current term, the company reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank and overseas subsidiaries’ customers
Credit card	Credit card, cash services, card loans and relevant work of Woori Card Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Institute, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd.

(2)	The details of income (expense) by each segment are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31, 2020
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	1,127,437	141,972	14,790	963	1,285,162	177,797	1,462,959
Non-interest income(expense)	445,175	7,492	4,424	773,419	1,230,510	(916,713)	313,797
Impairment losses due to credit loss	(65,511)	(34,551)	2,386	(548)	(98,224)	(12,668)	(110,892)
General and administrative expense	(804,390)	(48,657)	(6,691)	(100,104)	(959,842)	67,316	(892,526)
Net operating income(expense)	702,711	66,256	14,909	673,730	1,457,606	(684,268)	773,338

Non-operating income(expense)	(22,131)	(1,139)	(335)	(429)	(24,034)	3,309	(20,725)

Net income(expense) before tax	680,580	65,117	14,574	673,301	1,433,572	(680,959)	752,613
Tax income(expense)	(173,928)	(14,145)	(1,220)	(4,526)	(193,819)	(1,023)	(194,842)

Net income(loss)	506,652	50,972	13,354	668,775	1,239,753	(681,982)	557,771

(*1)

Other subsidiaries include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the three-month period ended March 31, 2019
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	1,144,690	133,913	11,442	300	1,290,345	164,245	1,454,590
Non-interest income(expense)	400,222	12,079	7,810	65,350	485,461	(214,594)	270,867
Impairment losses due to credit loss	24,824	(71,337)	188	(14)	(46,339)	(13,669)	(60,008)
General and administrative expense	(761,589)	(46,143)	(5,530)	(85,444)	(898,706)	67,254	(831,452)
Net operating income(expense)	808,147	28,512	13,910	(19,808)	830,761	3,236	833,997

Non-operating income(expense)	(32,582)	1,338	(121)	(248)	(31,613)	23,424	(8,189)

Net income(expense) before tax	775,565	29,850	13,789	(20,056)	799,148	26,660	825,808
Tax income(expense)	(209,598)	(5,807)	(1,465)	1,131	(215,739)	4,458	(211,281)

Net income(loss)	565,967	24,043	12,324	(18,925)	583,409	31,118	614,527

(*1)

Other subsidiaries include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc. and Woori Private Equity Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

(3)	Operating profit or loss from external customers for the three-month periods ended March 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the three-month period ended March 31, 2019
Domestic	699,594	759,608
Foreign	73,744	74,391

Total	773,338	833,999

(4)	Major non-current assets from external customers as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020 (*)	December 31, 2019 (*)
Domestic	4,934,667	4,908,140
Foreign	378,962	387,284

Total	5,313,629	5,295,424

(*)	Investments in joint ventures and associates, investment properties, premises and equipment and intangible assets and right-of-use assets are included in major non-current assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2020 and 2019.

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Cash	2,650,048	1,957,997
Foreign currencies	688,683	625,999
Demand deposits	6,304,207	3,684,044
Fixed deposits	110,897	124,526

Total	9,753,835	6,392,566

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(86,172)	10,692
Changes in other comprehensive income related to valuation of equity method investments	(1,007)	(326)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	(9,485)	402
Changes in financial assets at FVTOCI as a result of debt-equity swap	—	1,999
Changes in financial assets at FVTPL and assets held for sale	2,385	—
Changes in receivables related to Investments in joint ventures and associates	5,800	—
Transfer of investment properties and premises and equipment	4,631	—
Changes in account unpaid related to in intangible assets	10,103	—
Changes in right-of-use assets and lease liabilities	84,098	—
Changes in unpaid dividends on common stocks	505,587	437,625
Changes in unpaid dividends on hybrid equity securities	—	8,221

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	11,430,112	8,069,144

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Deposits:
Gold banking asset	25,667	27,901
Securities:
Debt securities
Korean treasury and government agencies	1,025,955	872,954
Financial institutions	710,375	600,303
Corporates	669,148	762,265
Others	90,481	101,563
Equity securities	615,930	688,350
Capital contributions	540,366	515,199
Beneficiary certificates	1,432,914	1,366,233

Sub-total	5,085,169	4,906,867

Loans	194,676	212,473
Derivatives assets	6,124,600	2,921,903

Total	11,430,112	8,069,144

(3)	Financial assets at fair value through profit or loss designated as upon initial recognition is nil as of March 31, 2020 and December 31, 2019.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Debt securities:
Korean treasury and government agencies	1,233,774	1,152,711
Financial institutions	18,330,495	17,769,924
Corporates	3,796,856	3,917,004
Bond denominated in foreign currencies	3,992,044	3,874,785

Sub-total	27,353,169	26,714,424

Equity securities	783,245	935,370
Securities loaned	10,021	80,737

Total	28,146,435	27,730,531

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	March 31, 2020	December 31, 2019	Remarks
Investment for strategic business partnership purpose	598,049	678,846
Debt-equity swap	185,156	256,480
Others	40	44	Cooperative insurance, etc.

Total	783,245	935,370

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(12)	—	—	(12)
Disposal	151	—	—	151
Others (*)	(90)	—	—	(90)

Ending balance	(8,520)	—	—	(8,520)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision (reversal) of loss allowance	(823)	6	—	(817)
Disposal	75	—	—	75
Others (*)	13	—	—	13

Ending balance	(6,674)	(232)	—	(6,906)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,264,084	—	—	5,264,084
Disposal	(4,898,348)	—	—	(4,898,348)
Gain (loss) on valuation	46,321	—	—	46,321
Amortization based on effective interest method	19,532	—	—	19,532
Others (*)	136,440	—	—	136,440

Ending balance	27,363,190	—	—	27,363,190

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,485,181	—	—	3,485,181
Disposal	(1,860,914)	—	—	(1,860,914)
Gain (loss) on valuation	20,818	3	—	20,821
Amortization based on effective interest method	2,703	—	—	2,703
Others (*)	139,172	—	—	139,172

Ending balance	18,874,056	25,156	—	18,899,212

(*)	Others consist of foreign currencies translation, etc.

(4)

During the previous term, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with the sale settlement of the creditors and the fair value at disposal is 24,902 million Won and the cumulative loss at disposal is 36,575 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Korean treasury and government agencies	7,625,822	8,044,040
Financial institutions	6,415,435	6,694,614
Corporates	5,518,852	5,068,489
Bond denominated in foreign currencies	462,292	518,907
Allowance for credit losses	(5,369)	(5,511)

Total	20,017,032	20,320,539

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	143	—	—	143
Others (*)	(1)	—	—	(1)

Ending balance	(5,369)	—	—	(5,369)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	523	—	—	523
Others (*)	(2)	—	—	(2)

Ending balance	(6,403)	—	—	(6,403)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,458,443	—	—	1,458,443
Disposal / Redemption	(1,781,580)	—	—	(1,781,580)
Amortization based on effective interest method	248	—	—	248
Others (*)	19,240	—	—	19,240

Ending balance	20,022,401	—	—	20,022,401

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	785,721	—	—	785,721
Disposal / Redemption	(2,357,460)	—	—	(2,357,460)
Amortization based on effective interest method	248	—	—	248
Others (*)	29,445	—	—	29,445

Ending balance	21,397,438	—	—	21,397,438

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Due from banks	17,628,741	14,492,223
Loans	276,362,289	271,032,244
Other financial assets	8,817,696	8,193,226

Total	302,808,726	293,717,693

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,618,833	11,028,850
Due from depository banks	62,510	82,509
Due from non-depository institutions	268	378
Due from the Korea Exchange	—	50,113
Others	80,861	43,253
Loss allowance	(2,768)	(2,865)

Sub-total	11,759,704	11,202,238

Due from banks in foreign currencies:
Due from banks on demand	2,649,142	1,122,521
Due from banks on time	1,328,702	1,296,842
Others	1,894,931	872,617
Loss allowance	(3,738)	(1,995)

Sub-total	5,869,037	3,289,985

Total	17,628,741	14,492,223

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2020	Reason of restriction
Due from banks in local currencies:
Due from BOK	The BOK	11,618,834	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	79,223	Central counterparty KRW margin and others

Sub-total		11,698,057

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	2,638,894	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	61	Reserve deposits and others
Others	Korea Investment & Securities and others	1,894,916	Reserve deposits and others

Sub-total		4,533,871

Total		16,231,928

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currencies:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp. and others	50,113	Customer’s deposit reserve
Others	The Korea Exchange and others	41,645	Central counterparty KRW margin and others

Sub-total		11,120,495

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

Sub-total		1,976,578

Total		13,097,073

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(904)	—	—	(904)
Others (*)	(742)	—	—	(742)

Ending balance	(6,506)	—	—	(6,506)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(789)	—	—	(789)
Others (*)	(38)	—	—	(38)

Ending balance	(6,214)	—	—	(6,214)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	3,121,044	—	—	3,121,044
Others (*)	17,120	—	—	17,120

Ending balance	17,635,247	—	—	17,635,247

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(383,841)	—	—	(383,841)
Others (*)	62,072			62,072

Ending balance	13,834,630	—	—	13,834,630

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Loans in local currency	224,876,019	221,484,049
Loans in foreign currencies	20,083,208	18,534,270
Domestic banker’s usance	3,060,777	2,899,651
Credit card accounts	7,938,964	8,398,605
Bills bought in foreign currencies	5,901,235	4,772,093
Bills bought in local currency	81,710	61,362
Factoring receivables	52,332	20,905
Advances for customers on guarantees	11,923	12,616
Private placement bonds	291,305	307,339
Securitized loans	2,236,972	2,250,042
Call loans	3,098,114	3,290,167
Bonds purchased under resale agreements	8,635,693	8,981,752
Others	1,054,904	980,448
Loan origination costs and fees	611,208	620,791
Discounted present value	(5,142)	(6,826)
Allowance for credit losses	(1,566,933)	(1,575,020)

Total	276,362,289	271,032,244

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(14,504)	14,098	406	(13,021)	12,662	359
Transfer to lifetime expected credit losses	8,585	(10,443)	1,858	8,375	(9,663)	1,288
Transfer to credit-impaired financial assets	1,466	11,165	(12,631)	1,418	12,971	(14,389)
Net reversal (provision) of loss allowance	6,115	(14,734)	(24,506)	11,218	(17,337)	(12,728)
Recovery	—	—	(15,738)	—	—	(34,868)
Charge-off	—	—	42,110	—	—	50,982
Disposal	—	—	—	—	—	—
Interest income from impaired loans	—	—	2,387	—	—	3,684
Others (*)	(217)	8	654	(9,957)	(53)	(119)

Ending balance	(83,703)	(77,868)	(131,048)	(326,225)	(299,138)	(395,836)

	For the three-month period ended March 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(10,742)	10,679	63	(38,267)	37,439	828
Transfer to lifetime expected credit losses	7,204	(7,535)	331	24,164	(27,641)	3,477
Transfer to credit-impaired financial assets	632	18,689	(19,321)	3,516	42,825	(46,341)
Net reversal (provision) of loss allowance	3,091	(19,748)	(30,992)	20,424	(51,819)	(68,226)
Recovery	—	—	(15,724)	—	—	(66,330)
Charge-off	—	—	60,908	—	—	154,000
Disposal	—	—	23,653	—	—	23,653
Interest income from impaired loans	—	—	—	—	—	6,071
Others (*)	(2)	—	—	(10,176)	(45)	535

Ending balance	(74,543)	(69,448)	(109,124)	(484,471)	(446,454)	(636,008)

(*)	Changes due to debt-equity swap, foreign currencies translation, and etc.

	For the three-month period ended March 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(7,607)	7,108	499	(13,812)	13,713	99
Transfer to lifetime expected credit losses	4,524	(6,359)	1,835	4,254	(6,479)	2,225
Transfer to credit-impaired financial assets	1,091	10,867	(11,958)	1,007	11,606	(12,613)
Net reversal (provision) of loss allowance	1,788	(12,849)	(30,845)	6,154	20,906	18,630
Recovery	—	—	(16,550)	—	—	(25,241)
Charge-off	—	—	57,194	—	—	47,625
Disposal	—	—	443	—	—	10,887
Interest income from impaired loans	—	—	2,279	—	—	4,604
Others (*)	30	(16)	(249)	1,898	(171)	(395)

Ending balance	(114,683)	(49,617)	(127,258)	(348,810)	(310,044)	(481,852)

	For the three-month period ended March 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(13,217)	13,194	23	(34,636)	34,015	621
Transfer to lifetime expected credit losses	6,728	(7,046)	318	15,506	(19,884)	4,378
Transfer to credit-impaired financial assets	575	19,645	(20,220)	2,673	42,118	(44,791)
Net reversal (provision) of loss allowance	1,985	(22,297)	(36,847)	9,927	(14,240)	(49,062)
Recovery	—	—	(14,013)	—	—	(55,804)
Charge-off	—	—	58,118	—	—	162,937
Disposal	—	—	—	—	—	11,330
Interest income from impaired loans	—	—	—	—	—	6,883
Others (*)	(1)	—	—	1,927	(187)	(644)

Ending balance	(68,717)	(74,635)	(129,393)	(532,210)	(434,296)	(738,503)

(*)	Changes due to debt-equity swap, foreign currencies translation, etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	3,206,575	(3,201,133)	(5,442)	691,467	(688,581)	(2,886)
Transfer to lifetime expected credit losses	(3,734,638)	3,757,519	(22,881)	(1,070,228)	1,075,017	(4,789)
Transfer to credit-impaired financial assets	(27,175)	(93,870)	121,045	(52,348)	(101,371)	153,719
Charge-off	—	—	(42,110)	—	—	(50,982)
Disposal	—	—	—	—	—	—
Net increase (decrease)	1,037,546	(947,250)	(42,498)	6,137,168	(261,553)	(51,285)

Ending balance	111,735,591	11,964,073	425,788	140,150,038	4,934,110	784,034

	For the three-month period ended March 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	218,959	(218,881)	(78)	4,117,001	(4,108,595)	(8,406)
Transfer to lifetime expected credit losses	(289,664)	290,097	(433)	(5,094,530)	5,122,633	(28,103)
Transfer to credit-impaired financial assets	(12,081)	(50,884)	62,965	(91,604)	(246,125)	337,729
Charge-off	—	—	(60,908)	—	—	(154,000)
Disposal	—	—	(43,781)	—	—	(43,781)
Net increase (decrease)	(307,275)	(48,298)	3,184	6,867,439	(1,257,101)	(90,599)

Ending balance	6,888,406	857,866	189,316	258,774,035	17,756,049	1,399,138

	For the three-month period ended March 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	1,393,213	(1,388,163)	(5,050)	810,407	(809,430)	(977)
Transfer to lifetime expected credit losses	(1,891,188)	1,911,862	(20,674)	(668,303)	679,059	(10,756)
Transfer to credit-impaired financial assets	(33,414)	(99,722)	133,136	(51,203)	(104,634)	155,837
Charge-off	—	—	(57,194)	—	—	(47,625)
Disposal	—	(4)	(11,915)	—	—	(36,887)
Net increase (decrease)	1,694,613	(337,576)	(28,693)	(835,138)	(293,974)	(123,557)

Ending balance	111,782,466	6,114,406	401,104	130,709,490	4,502,279	956,693

	For the three-month period ended March 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	255,328	(255,297)	(31)	2,458,948	(2,452,890)	(6,058)
Transfer to lifetime expected credit losses	(283,044)	283,457	(413)	(2,842,535)	2,874,378	(31,843)
Transfer to credit-impaired financial assets	(11,197)	(58,313)	69,510	(95,814)	(262,669)	358,483
Charge-off	—	—	(58,118)	—	—	(162,937)
Disposal	—	—	—	—	(4)	(48,802)
Net increase (decrease)	(21,082)	(26,563)	5,160	838,393	(658,113)	(147,090)

Ending balance	6,801,849	926,056	225,097	249,293,805	11,542,741	1,582,894

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
CMA accounts	228,100	199,000
Receivables	6,400,545	5,653,997
Accrued income	998,422	1,012,240
Telex and telephone subscription rights and refundable deposits	952,711	949,118
Other assets	317,022	456,010
Allowance for credit losses	(79,104)	(77,139)

Total	8,817,696	8,193,226

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(96)	91	5	—
Transfer to lifetime expected credit losses	516	(118)	(398)	—
Transfer to credit-impaired financial assets	24	739	(763)	—
Net provision of loss allowance	(574)	(993)	(442)	(2,009)
Charge-off	—	—	70	70
Disposal	—	—	—	—
Others	(5)	—	(21)	(26)

Ending balance	(3,331)	(1,947)	(73,826)	(79,104)

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(116)	110	6	—
Transfer to lifetime expected credit losses	76	(91)	15	—
Transfer to credit-impaired financial assets	20	788	(808)	—
Net provision of loss allowance	(176)	(901)	(2,316)	(3,393)
Charge-off	—	—	112	112
Disposal	—	—	381	381
Others	(9)	(1)	—	(10)

Ending balance	(3,674)	(2,066)	(65,111)	(70,851)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	6,176	(6,168)	(8)	—
Transfer to lifetime expected credit losses	(8,572)	8,592	(20)	—
Transfer to credit-impaired financial assets	(320)	(2,529)	2,849	—
Charge-off	—	—	(70)	(70)
Disposal	—	—	—	—
Net increase (decrease)	649,342	(39,923)	17,086	626,505

Ending balance	8,706,470	52,619	137,711	8,896,800

	For the three-month period ended March 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	5,114	(5,103)	(11)	—
Transfer to lifetime expected credit losses	(5,934)	5,974	(40)	—
Transfer to credit-impaired financial assets	(357)	(2,978)	3,335	—
Charge-off	—	—	(112)	(112)
Disposal	—	—	(581)	(581)
Net increase (decrease)	5,681,191	5,469	(1,612)	5,685,048

Ending balance	13,134,404	31,555	72,986	13,238,945

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	25,667	—	—	25,667
Debt securities	468,955	2,021,089	5,915	2,495,959
Equity securities	75,131	—	540,799	615,930
Capital contributions	—	—	540,366	540,366
Beneficiary certificates	1,902	84,062	1,346,950	1,432,914
Loans	—	19,797	174,879	194,676
Derivative assets (Designated for trading)	103,971	5,725,174	295,455	6,124,600

Sub-total	675,626	7,850,122	2,904,364	11,430,112

Financial assets at FVTOCI
Debt securities	2,075,060	25,278,109	—	27,353,169
Equity securities	301,516	—	481,729	783,245
Securities loaned	—	10,021	—	10,021

Sub-total	2,376,576	25,288,130	481,729	28,146,435

Derivative assets (Designated for hedging)	—	255,648	—	255,648

Total	3,052,202	33,393,900	3,386,093	39,832,195

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	25,722	—	—	25,722
Derivative liabilities (Designated for trading)	28,475	5,583,906	28,801	5,641,182

Sub-total	54,197	5,583,906	28,801	5,666,904

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	22,174	22,174

Derivative liabilities (Designated for hedging)	—	2,461	—	2,461

Total	54,197	5,586,367	50,975	5,691,539

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	27,901	—	—	27,901
Debt securities	420,330	1,910,929	5,826	2,337,085
Equity securities	157,895	1,834	528,621	688,350
Capital contributions	—	—	515,199	515,199
Beneficiary certificates	1	90,498	1,275,734	1,366,233
Loans	—	59,844	152,629	212,473
Derivative assets (Designated for trading)	3,057	2,893,798	25,048	2,921,903

Sub-total	609,184	4,956,903	2,503,057	8,069,144

Financial assets at FVTOCI
Debt securities	2,146,163	24,568,261	—	26,714,424
Equity securities	441,672	—	493,698	935,370
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,648,998	493,698	27,730,531

Derivative assets (Designated for hedging)	—	121,131	—	121,131

Total	3,197,019	29,727,032	2,996,755	35,920,806

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities (Designated for trading)	4,336	2,766,771	72,039	2,843,146

Sub-total	31,866	2,766,771	72,039	2,870,676

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	87,626	87,626

Derivative liabilities (Designated for hedging)	—	6,516	321	6,837

Total	31,866	2,773,287	159,986	2,965,139

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial assets at FVTOCI, and derivative assets (Designated for hedging) and liabilities (Designated for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in March 31, 2020 and December 31, 2019 are as follows:

	Valuation methods	Input variables
Loans

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, Credit spread

Debt securities and Securities loaned	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate, Credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at base price.	Base price

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation, etc.	Market rate, foreign exchange rate, stock prices and value of underlying assets, volatility, and etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in March 31, 2020 and December 31, 2019 are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, Credit spread

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Market rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Values of underlying assets, market rate, dividend, volatility, correlation coefficient and foreign exchange rate, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Loans	Binomial Tree		Stock, Volatility of underlying asset	22.40%~36.43%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	39.02%~167.35%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.214~0.674	Variation of fair value increases as correlation coefficient increases.
	DCF model	Currency related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	39.02%~167.35%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.214~0.674	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	31.62%~40.24%	Variation of fair value increases as volatility of underlying assets increases.

Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.296~0.674	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility of underlying asset, the fair value variation of equity-linked securities may decreases.
			Volatility of underlying asset	31.62%~59.78%

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock, Volatility of underlying asset	15.07%~36.49%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and others		Terminal growth rate	0	Fair value increases as terminal growth rate increases.
			Discount rate	0.25%~18.45%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	0	Fair value increases as real estate sale price increases.
			liquidation value	—	Variation of liquidation value increases as volatility of underlying assets increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	116	—	—	(27)	—	5,915
Equity securities	528,621	14,399	—	1,461	(3,714)	32	540,799
Capital contributions	515,199	(4,884)	—	37,316	(7,565)	300	540,366
Beneficiary certificates	1,275,734	6,729	—	100,225	(35,738)	—	1,346,950
Loans	152,629	159	—	51,809	(29,718)	—	174,879
Derivative assets	25,048	277,382	—	13,045	(16,551)	(3,469)	295,455

Sub-total	2,503,057	293,898	—	203,859	(93,313)	(3,137)	2,904,364

Financial assets at FVTOCI
Equity securities	493,698	—	(11,702)	37	(4)	(300)	481,729

Total	2,996,755	293,898	(11,702)	203,896	(93,317)	(3,437)	3,386,093

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	(2,992)	—	8,237	(48,483)	—	28,801
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	(10,771)	—	—	(54,681)	—	22,174
Derivative liabilities (Designated for hedging)	321	—	—	—	(321)	—	—

Total	159,986	(13,763)	—	8,237	(103,485)	—	50,975

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 313,014 million Won for the three-month period ended March 31, 2020, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the three-month period ended March 31, 2019
	January 1, 2019	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	March 31, 2019
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	180	—	2,000	—	—	10,569
Equity securities	401,860	16,008	—	11,390	(364)	—	428,894
Capital contributions	422,614	8,691	—	40,792	(18,758)	—	453,339
Beneficiary certificates	854,299	6,232	—	86,586	(100,096)	—	847,021
Loans	180,450	639	—	—	(17,930)	—	163,159
Derivative assets	48,798	(10,606)	—	3,842	(24,860)	—	17,174

Sub-total	1,916,410	21,144	—	144,610	(162,008)	—	1,920,156

Financial assets at FVTOCI
Equity securities	468,847	—	4,283	61	—	—	473,191

Total	2,385,257	21,144	4,283	144,671	(162,008)	—	2,393,347

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	27,920	—	—	(12,290)	—	32,321
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	164,767	19,724	—	1,810	(36,286)	—	150,015

Total	181,458	47,644	—	1,810	(48,576)	—	182,336

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 31,105 million Won for the three-month period ended March 31, 2019, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,437,068 million Won and 3,156,741 million Won as of March 31, 2020 and December 31, 2019 respectively, equity instruments of 2,215,813 million Won and 2,194,320 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	March 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	12,965	(12,859)	—	—
Loans (*2)	816	(792)	—	—
Debt securities	365	(356)	—	—
Equity securities (*3) (*4)	17,765	(11,926)	21,163	(9,789)
Beneficiary certificates (*4)	468	(468)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	6,993	(2,510)

Total	31,435	(25,457)	28,156	(12,299)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	482	(997)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	136	(121)	—	—

Total	618	(1,118)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVPL
Derivative assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Debt securities	652	(640)	—	—
Equity securities (*3) (*4)	16,104	(10,929)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	26,380	(11,981)

Total	18,673	(13,757)	26,380	(11,981)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,136,272	17,137,497	—	20,273,769	20,017,032
Loans and other financial assets at amortized cost	26,547	50,788	302,157,130	302,234,465	302,808,726
Financial liabilities:
Deposits due to customers	—	266,668,757	2,548	266,671,305	266,404,155
Borrowings	—	22,116,870	210,000	22,326,870	22,286,197
Debentures	—	25,486,663	7,147,707	32,634,370	32,106,305
Other financial liabilities	—	22,705,342	1,299,930	24,005,272	24,008,048

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	25,902	54,507	283,058,699	283,139,108	293,717,693
Financial liabilities:
Deposits due to customers	—	264,909,974	—	264,909,974	264,685,578
Borrowings	—	18,919,018	—	18,919,018	18,998,920
Debentures	—	31,173,189	—	31,173,189	30,858,055
Other financial liabilities	—	17,693,559	—	17,693,559	17,706,767

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	25,667	—	17,628,741	—	17,654,408
Securities	5,085,169	28,146,435	20,017,032	—	53,248,636
Loans	194,676	—	276,362,289	—	276,556,965
Derivative assets	6,124,600	—	—	255,648	6,380,248
Other financial assets	—	—	8,817,696	—	8,817,696

Total	11,430,112	28,146,435	322,825,758	255,648	362,657,953

	March 31, 2020
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	25,722	266,404,155	—	266,429,877
Borrowings	22,174	22,286,197	—	22,308,371
Debentures	—	32,106,305	—	32,106,305
Derivative liabilities	5,641,182	—	2,461	5,643,643
Other financial liabilities	—	24,008,048	—	24,008,048

Total	5,689,078	344,804,705	2,461	350,496,244

	December 31, 2019
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	27,901	—	14,492,223	—	14,520,124
Securities	4,906,867	27,730,531	20,320,539	—	52,957,937
Loans	212,473	—	271,032,244	—	271,244,717
Derivative assets	2,921,903	—	—	121,131	3,043,034
Other financial assets	—	—	8,193,226	—	8,193,226

Total	8,069,144	27,730,531	314,038,232	121,131	349,959,038

	December 31, 2019
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	27,530	264,685,578	—	264,713,108
Borrowings	87,626	18,998,920	—	19,086,546
Debentures	—	30,858,055	—	30,858,055
Derivative liabilities	2,843,146	—	6,837	2,849,983
Other financial liabilities (*)	—	17,769,531	—	17,769,531

Total	2,958,302	332,312,084	6,837	335,277,223

(*)	Other financial liabilities include 62,764 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the three-month periods ended March 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	12,529	—	—	498,710	511,239
Financial assets at FVTOCI	126,177	—	(12)	19,734	145,899
Securities at amortized cost	104,059	—	143	—	104,202
Loans and other financial assets at amortized cost	2,261,049	14,653	(102,534)	26,747	2,199,915
Financial liabilities at amortized cost	(1,037,697)	—	—	—	(1,037,697)
Net derivatives (designated for hedging)	—	—	—	33,850	33,850

Total	1,466,117	14,653	(102,403)	579,041	1,957,408

	For the three-month period ended March 31, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	13,134	25,702	—	38,367	77,203
Financial assets at FVTOCI	95,311	—	(713)	18,493	113,091
Securities at amortized cost	116,296	—	523	—	116,819
Loans and other financial assets at amortized cost	2,378,993	73,904	(57,559)	20,665	2,416,003
Financial liabilities at amortized cost	(1,149,143)	—	—	—	(1,149,143)
Net derivatives (designated for hedging)	—	—	—	14,602	14,602
Off-balance provisions	—	16,871	(2,258)	—	14,613

Total	1,454,591	116,477	(60,007)	92,127	1,603,188

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2020	December 31, 2019
Assets transferred	Financial assets at FVTPL	618,829	407,985
	Financial assets at FVTOCI	85,678	56,975
	Securities at amortized cost	61,874	42,841
	Loans and other financial assets at amortized cost	189,695	82,594

	Total	956,076	590,395

Related liabilities	Bonds sold under repurchase agreements	914,552	569,002

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	10,021	80,737	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the conditions of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18. The Group does not have continuing involvement in transferred financial assets.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.

As of March 31, 2020 and December 31, 2019, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	5,678,280	—	5,678,280	8,733,762	441,474	2,060,411
Receivable spot exchange (*2)	5,557,367	—	5,557,367
Bonds purchased under resale agreements (*2)	8,635,693	—	8,635,693	8,635,693	—	—
Domestic exchange settlement credits (*2) (*6)	27,342,605	27,111,221	231,384	—	—	231,384

Total	47,213,945	27,111,221	20,102,724	17,369,455	441,474	2,291,795

Financial liabilities:
Derivative liabilities (*1)	4,666,850	—	4,666,850	8,713,247	63,936	1,466,611
Equity-linked securities in short position (*3)	22,174	—	22,174
Payable spot exchange (*4)	5,554,770	—	5,554,770
Bonds sold under repurchase agreements (*5)	914,552	—	914,552	329,452	585,100	—
Domestic exchange settlement debits (*4) (*6)	31,129,404	27,111,221	4,018,183	4,014,420	—	3,763

Total	42,287,750	27,111,221	15,176,529	13,057,119	649,036	1,470,374

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,032,894	—	3,032,894	7,058,885	111,122	975,093
Receivable spot exchange (*2)	5,112,206	—	5,112,206
Bonds purchased under resale agreements (*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement credits (*2) (*6)	31,642,486	31,269,258	373,228	—	—	373,228

Total	48,769,338	31,269,258	17,500,080	16,040,637	111,122	1,348,321

Financial liabilities:
Derivative liabilities (*1)	2,824,449	—	2,824,449	7,071,549	172,488	779,424
Equity-linked securities in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	5,111,386	—	5,111,386
Bonds sold under repurchase agreements (*5)	569,002	—	569,002	180,402	388,600	—
Domestic exchange settlement debits (*4) (*6)	32,531,186	31,269,258	1,261,928	1,257,280	—	4,648

Total	41,123,649	31,269,258	9,854,391	8,509,231	561,088	784,072

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2020	December 31, 2019	Location	Financial statements as of
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	February 29, 2020 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	March 31, 2020
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	February 29, 2020 (*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	December 31, 2019 (*3)
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	March 31, 2020
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	March 31, 2020
K BANK Co., Ltd. (*2)	Finance	14.5	14.5	Korea	February 29, 2020 (*5)
Smart Private Equity Fund No. 2	Other financial services	20.0	20.0	Korea	March 31, 2020
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	March 31, 2020
Well to Sea No. 3 Private Equity Fund (*6)	Finance	50.0	50.0	Korea	December 31, 2019 (*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	March 31, 2020
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	March 31, 2020
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	March 31, 2020
LOTTE CARD Co., Ltd. (*8)	Credit card and installment financing	20.0	20.0	Korea	December 31, 2019 (*5)
Japanese Hotel Real Estate Private Equity Fund 2 (*8)	Other financial services	19.9	19.9	Korea	December 31, 2019 (*5)
Woori Asset Management Co. Ltd.:
Woori All-in-One World EMP 40 [Bond Mixed-FOF] (*7)	Collective investment business	23.9	—	Korea	March 31, 2020
Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	March 31, 2020
Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1 (*8)	Other financial services	47.8	47.8	Japan	January 31, 2020 (*5)
Woori bank and Woori card Co., Ltd.:
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2020	December 31, 2019	Location	Financial statements as of
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	28.7	28.7	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.9	27.9	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.5	24.5	Korea	—
Woori Bank , Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.:
Woori-Shinyoung Growth-Cap Private Equity Fund I (*8)	Other financial services	31.9	31.9	Korea	March 31, 2020
Woori Bank and Woori Investment Bank Co., Ltd.:
Chin Hung International Inc. (*3)	Construction	25.3	25.3	Korea	February 29, 2020 (*5)
PCC-Woori LP Secondary Fund (*8)	Other financial services	38.8	38.8	Korea	March 31, 2020
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori-Q Corporate Restructuring Private Equity Fund (*8)	Trust and collective investment	38.4	38.4	Korea	March 31, 2020

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2020 and December 31, 2019.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)

Equity securities that have published market price among investment assets of associates are common shares of Chin Hung International Inc. Quoted market prices of Chin Hung International Inc. are 1,895 Won and 2,310 Won as of March 31, 2020 and December 31, 2019, respectively.

(*4)	There is no investment balance as of March 31, 2020 and December 31, 2019.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)

The Group has signed a contract that the Group (or the third party designated by the Group) has the priority to purchase the underlying assets (Aju Capital Co. Ltd.) when it is disposed by Well to Sea No. 3 Private Equity Fund.

(*7)	Due to capital contribution by the Group for the three-month period ended March 31, 2020, the entities have been included in associates.
(*8)	Due to capital contribution by the Group for the year ended December 31, 2019, the entities have been included in associates.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	March 31, 2020
W Service Networks Co., Ltd.	108	186	(32)	—	—	—	—	154
Korea Credit Bureau Co., Ltd.	3,313	6,845	340	—	—	(90)	—	7,095
Korea Finance Security Co., Ltd.	3,267	3,287	44	—	—	—	—	3,331
Chin Hung International Inc.	130,779	51,176	(1,616)	—	—	—	35	49,595
Saman Corporation	8,521	849	(396)	—	—	—	36	489
Woori Growth Partnerships New Technology Private Equity Fund	18,666	19,212	(425)	—	—	—	—	18,787
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,141	—	—	—	—	(1,064)	14,077
K BANK Co., Ltd.	73,150	31,254	(3,810)	—	—	—	47	27,491
Smart Private Equity Fund No. 2	2,915	2,764	(10)	—	—	—	—	2,754
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	244	—	(900)	—	—	2,667
Well to Sea No. 3 Private Equity Fund	101,483	209,023	8,678	—	—	(256)	(590)	216,855
Partner One Value Up I Private Equity Fund	10,000	9,908	(29)	—	—	—	—	9,879
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,596	4,576	—	2,020	—	—	—	6,596
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,054	4,375	—	—	(321)	—	—	4,054
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,572	11,841	(229)	19,906	—	—	27	31,545
LOTTE CARD Co., Ltd	346,810	409,444	4,752	810	—	(5,710)	342	409,638
Woori-Q Corporate Restructuring Private Equity Fund	6,129	6,046	(42)	—	—	—	—	6,004
PCC-Woori LP Secondary Fund	2,525	2,525	(61)	—	—	—	—	2,464
Uri Hanhwa Eureka Private Equity Fund	350	342	(1)	—	—	—	—	341
Godo Kaisha Oceanos 1	10,800	10,952	197	—	—	(395)	—	10,754
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	(4)	—	—	—	45	3,332
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	5,000	—	(460)	5,000	—	—	—	4,540

	784,814	806,360	7,140	27,736	(1,221)	(6,451)	(1,122)	832,442

	For the three-month period ended March 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	March 31, 2019
W Service Networks Co., Ltd.	108	157	(26)	—	—	—	—	131
Korea Credit Bureau Co., Ltd.	3,313	6,790	63	—	—	—	—	6,853
Korea Finance Security Co., Ltd.	3,267	3,456	(21)	—	—	—	—	3,435
Chin Hung International Inc.	130,779	44,741	1,108	—	—	—	4	45,853
Saman Corporation	8,521	1,014	(153)	—	—	—	94	955
Woori Growth Partnerships New Technology Private Equity Fund	25,742	25,091	157	232	(336)	(170)	—	24,974
2016KIF-IMM Woori Bank Technology Venture Fund	13,785	15,300	—	—	(1,215)	—	—	14,085
K BANK Co., Ltd.	67,343	43,709	(3,728)	—	—	—	(25)	39,956
Smart Private Equity Fund No.2	2,915	2,890	(10)	—	(85)	—	—	2,795
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	113	—	—	—	—	2,813
Well to Sea No.3 Private Equity Fund	101,483	197,393	8,209	—	—	(18,064)	(792)	186,746
Partner One Value Up I Private Equity Fund	10,000	9,948	(6)	—	—	—	—	9,942
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	4,426	—	—	—	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,525	3,025	—	500	—	—	—	3,525
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(89)	—	—	—	(1)	697
Uri Hanhwa Eureka Private Equity Fund	350	339	(1)	—	—	—	—	338

	379,557	361,766	5,616	732	(1,636)	(18,234)	(720)	347,524

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,615	2,485	3,450	404
Korea Credit Bureau Co., Ltd.	98,167	29,084	23,988	2,996
Korea Finance Security Co., Ltd.	29,357	7,150	11,389	(250)
Chin Hung International Inc.	324,176	225,112	55,158	1,690
Saman Corporation	86,215	64,103	121,227	(4,794)
Woori Growth Partnerships New Technology Private Equity Fund	81,733	321	49	(1,841)
2016KIF-IMM Woori Bank Technology Venture Fund	67,105	—	1	—
K BANK Co., Ltd.	2,225,764	2,035,948	12,944	(14,655)
Smart Private Equity Fund No.2	13,820	50	1	(50)
Woori Bank-Company K Korea Movie Asset Fund	10,723	56	1,031	975
Well to Sea No.3 Private Equity Fund	7,419,046	6,798,277	718,785	60,381
Partner One Value Up I Private Equity Fund	42,479	3	107	(57)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	30,765	318	191	(170)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,818	6	284	280
Woori-Shinyoung Growth-Cap Private Equity Fund I	99,557	673	135	(538)
LOTTE CARD Co.,Ltd (*)	13,546,297	11,242,498	1,758,317	70,760
Woori-Q Corporate Restructuring Private Equity Fund	15,105	376	—	(424)
PCC-Woori LP Secondary Fund	6,342	1	7	(157)
Uri Hanhwa Eureka Private Equity Fund	42,465	116	1	(116)
Godo Kaisha Oceanos 1	68,151	45,657	2,606	412
Japanese Hotel Real Estate Private Equity Fund 2	16,793	22	—	(21)
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	19,176	10	(1,834)	(1,834)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No.3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co.,Ltd (*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)
Uri Hanhwa Eureka Private Equity Fund	41,950	236	41	(436)
Godo Kaisha Oceanos 1	70,869	47,960	778	119
Japanese Hotel Real Estate Private Equity Fund 2	16,561	6	—	(600)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of March 31, 2020 and December 31, 2019, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	March 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,131	4.9%	155	—	—	(1)	154
Korea Credit Bureau Co., Ltd.	69,083	9.9%	6,846	246	—	3	7,095
Korea Finance Security Co., Ltd.	22,207	15.0%	3,331	—	—	—	3,331
Chin Hung International Inc. (*1)	99,064	25.3%	25,064	24,565	—	(34)	49,595
Saman Corporation	22,112	9.2%	2,032	5,372	(6,915)	—	489
Woori Growth Partnerships New Technology Private Equity Fund	81,412	23.1%	18,790	—	—	(3)	18,787
2016KIF-IMM Woori Bank Technology Venture Fund	67,105	20.0%	12,922	—	—	1,155	14,077
K BANK Co., Ltd. (*1) (*2)	189,816	14.5%	27,485	3,634	(3,634)	6	27,491
Smart Private Equity Fund No.2	13,770	20.0%	2,754	—	—	—	2,754
Woori Bank-Company K Korea Movie Asset Fund	10,667	25.0%	2,667	—	—	—	2,667
Well to Sea No.3 Private Equity Fund (*1)	433,923	50.0%	216,875	—	—	(20)	216,855
Partner One Value Up Ist Private Equity Fund	42,476	23.3%	9,880	—	—	(1)	9,879
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	30,447	20.0%	6,089	—	—	507	6,596
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,812	25.0%	3,953	—	—	101	4,054
Woori-Shinyoung Growth-Cap Private Equity Fund I	98,884	31.9%	31,545	—	—	—	31,545
LOTTE CARD Co., Ltd (*1)	2,076,740	20.0%	415,348	—	—	(5,710)	409,638
Woori-Q Corporate Restructuring Private Equity Fund	14,729	38.4%	5,651	—	—	353	6,004
PCC-Woori LP Secondary Fund	6,341	38.8%	2,462	2	—	1	2,464
Uri Hanhwa Eureka Private Equity Fund	42,349	0.8%	341	—	—	—	341
Godo Kaisha Oceanos 1	22,494	47.8%	10,754	—	—	—	10,754
Japanese Hotel Real Estate Private Equity Fund 2	16,771	19.9%	3,332	—	—	—	3,332
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	19,166	23.9%	4,540	—	—	—	4,540

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,773	4.9%	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9%	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0%	3,287	—	—	—	3,287
Chin Hung International Inc. (*1)	105,383	25.3%	26,646	24,565	—	(35)	51,176
Saman Corporation	26,022	9.2%	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1%	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0%	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1) (*2)	215,800	14.5%	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,821	20.0%	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0%	3,323	—	—	—	3,323
Well to Sea No.3 Private Equity Fund (*1)	418,250	50.0%	209,041	—	—	(18)	209,023
Partner One Value Up Ist Private Equity Fund	42,602	23.3%	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0%	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0%	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9%	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd (*1)	2,047,220	20.0%	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4%	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8%	2,524	—	—	1	2,525
Uri Hanhwa Eureka Private Equity Fund	41,714	0.8%	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8%	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund 2	16,555	19.9%	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Acquisition cost	297,022	299,802
Accumulated depreciation	(20,040)	(19,563)

Net carrying value	276,982	280,239

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Beginning balance	280,239	378,196
Acquisition	1,477	128,251
Disposal	(348)	—
Depreciation	(547)	(1,014)
Transfers from (to) premises and equipment	(4,631)	18,271
Foreign currencies translation adjustments	380	158
Others	412	—

Ending balance	276,982	523,862

(3)

Rental fee earned from investment properties is amounting to 1,966 million Won and 1,997 million Won for the three-month periods ended March 31, 2020 and 2019, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 759 million Won and 1,188 million Won.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,757,997	789,802	273,026	51,526	1,359	2	2,873,712
Right-of-use asset	—	490,192	15,549	—	—	—	505,741
Carrying value	1,757,997	1,279,994	288,575	51,526	1,359	2	3,379,453

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Right-of-use asset	—	449,878	17,236	—	—	—	467,114
Carrying value	1,761,159	1,252,177	295,252	54,839	1,287	2	3,364,716

(2)	Details of premises and equipment (owned) as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,757,997	1,058,283	1,136,558	469,323	1,359	20	4,423,540
Accumulated depreciation	—	(268,481)	(863,532)	(417,797)	—	(18)	(1,549,828)

Net carrying value	1,757,997	789,802	273,026	51,526	1,359	2	2,873,712

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,761,159	1,063,756	1,123,101	463,181	1,287	20	4,412,504
Accumulated depreciation	—	(261,457)	(845,085)	(408,342)	—	(18)	(1,514,902)

Net carrying value	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	—	1,209	17,996	5,784	120	—	25,109
Disposals	(6,422)	(332)	(595)	(108)	—	—	(7,457)
Depreciation	—	(9,133)	(23,417)	(9,657)	—	—	(42,207)
Transfer	4,313	318	—	—	—	—	4,631
Foreign currencies translation adjustments	(1,053)	(925)	432	293	(16)	—	(1,269)
Others	—	(3,634)	594	375	(32)	—	(2,697)

Ending balance	1,757,997	789,802	273,026	51,526	1,359	2	2,873,712

	For the three-month period ended March 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	298	5,055	20,515	6,674	2,539	—	35,081
Disposals	(594)	(1,945)	(22)	(747)	—	—	(3,308)
Depreciation	—	(6,686)	(20,408)	(6,515)	—	(1)	(33,610)
Transfer	(13,869)	(4,402)	456	—	(456)	—	(18,271)
Foreign currencies translation adjustments	435	402	783	365	18	—	2,003
Others	—	110	2,298	2,108	(3,543)	—	973

Ending balance	1,468,141	654,446	243,635	59,479	7,657	2	2,433,360

(4)	Details of right-of-use assets as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	712,304	25,688	737,992
Accumulated depreciation	(222,112)	(10,139)	(232,251)

Net carrying value	490,192	15,549	505,741

	December 31, 2019
	Building	Equipment and vehicles	Total
Acquisition cost	615,201	25,563	640,764
Accumulated depreciation	(165,323)	(8,327)	(173,650)

Net carrying value	449,878	17,236	467,114

(5)	Details of changes in right-of-use assets for the three-month periods ended March 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	83,925	1,221	85,146
Termination	(777)	(271)	(1,048)
Depreciation	(59,968)	(2,497)	(62,465)
Others	17,134	(140)	16,994

Ending balance	490,192	15,549	505,741

	For the three-month period ended March 31, 2019
	Building	Equipment and vehicles	Total
Beginning balance	416,828	18,963	435,791
New contracts	64,276	2,198	66,474
Termination	(3,429)	(10)	(3,439)
Depreciation	(36,381)	(2,103)	(38,484)
Others	(34,331)	2,028	(32,303)

Ending balance	406,963	21,076	428,039

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	343,148	176,945	1,584	530,895	865,477	34,278	3,996	1,956,323
Accumulated amortization	—	(140,775)	(933)	(309,066)	(651,613)	—	—	(1,102,387)
Accumulated impairment losses	—	—	—	—	(25,994)	(3,190)	—	(29,184)

Net carrying value	343,148	36,170	651	221,829	187,870	31,088	3,996	824,752

	December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	350,682	174,132	1,576	517,224	862,313	32,583	4,066	1,942,576
Accumulated amortization	—	(138,300)	(884)	(292,031)	(638,005)	—	—	(1,069,220)
Accumulated impairment losses	—	—	—	—	(25,993)	(3,253)	—	(29,246)

Net carrying value	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110
Acquisitions	—	3,034	8	13,227	4,202	2,031	361	22,863
Disposal	—	13	—	—	—	(300)	—	(287)
Amortization (*)	—	(2,348)	(49)	(17,019)	(13,971)	—	—	(33,387)
Impairment losses	—	—	—	—	—	(7)	—	(7)
Transfer	—	—	—	428	3	—	(431)	—
Foreign currencies translation adjustment	(5,974)	(362)	—	—	(866)	76	—	(7,126)
Others	(1,560)	1	—	—	187	(42)	—	(1,414)

Ending balance	343,148	36,170	651	221,829	187,870	31,088	3,996	824,752

(*)	Amortization of other intangible assets amounting to 3,385 million Won is included in other operating expenses.

	For the three-month period ended March 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisitions	—	6,147	56	7,925	53,875	3,182	2,611	73,796
Disposal	—	—	—	—	(181)	(401)	—	(582)
Amortization (*)	—	(2,096)	(44)	(15,791)	(11,826)	—	—	(29,757)
Impairment losses	—	—	—	—	—	(10)	—	(10)
Transfer	—	—	—	7,928	165	—	(8,093)	—
Foreign currencies translation adjustment	4,914	590	—	—	611	73	—	6,188

Ending balance	158,516	34,368	574	240,382	181,941	26,441	4,933	647,155

(*)	Amortization of other intangible assets amounting to 5,141 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

The Group is planning to sell land, buildings and machinery, which are the inflow of subsidiaries, Seari First Securitization Specialty Co., Ltd., Namjong 1st Securitization Specialty Co., Ltd. and Bukgeum First Securitization Specialty Co., Ltd. in October 2020 and has classified the assets as held for sale.

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Lands	4,764	5,164
Buildings	4,389	4,815
Others	448	577

Total	9,601	10,556

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	80,753	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank and others	279,033	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd.	6,047	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Kookmin bank and others	259,043	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	4,708,810	Settlement risk
	Foreign corporate debt securities	Spain BBVA and others	85,678	Related to bonds sold under repurchase agreements (*)
	Foreign corporate debt securities	FHLB Advance	4,900	Related to provision of loan facilities
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,574	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,255,890	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	56,300	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	Federal Reserve Bank	4,000	Related to provision of loan facilities
Loan at amortized cost and other financial assets	Due from banks in local currencies	Kookmin bank and others	4,000	Right of pledge
	Other due from banks in local currencies	Samsung Securities Co., Ltd. and others	64,373	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	1,051,064	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	189,695	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	13,055,849

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank	19,720	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank and others	168,327	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd. .	3,008	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Nonghyup bank and others	219,938	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	BOK and others	5,127,383	Settlement risk and others
	Foreign corporate debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Nonghyup bank futures and others	9,042	Collateral for futures transaction
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements (*)
Loan at amortized cost and other financial assets	Due from banks in local currency	Branch of IBK at Phnom Penh and others	11,352	Collateral deposits for local currency borrowings
	Due from banks in local currencies	Daishin AMC and others	1,500	Right of pledge
	Other due from banks in local currencies	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	12,132,263

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	As of March 31, 2020 and December 31, 2019 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	10,021	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,989,397	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Prepaid expenses	259,126	135,010
Advance payments	121,761	78,306
Others	23,064	20,330

Total	403,951	233,646

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Financial instruments at fair value through profit or loss mandatorily measured at fair value	5,666,904	2,870,676
Financial liabilities at fair value through profit or loss designated as upon initial recognition	22,174	87,626

Total	5,689,078	2,958,302

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Deposits
Gold banking liabilities	25,722	27,530
Derivative liabilities	5,641,182	2,843,146

Total	5,666,904	2,870,676

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Equity-linked securities
Equity-linked securities in short position	22,174	87,626

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Carrying amount	22,174	87,626
Nominal amount at maturity	40,481	97,503

Difference	(18,307)	(9,877)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Deposits in local currency:
Deposits on demand	11,117,982	8,655,228
Deposits at termination	221,041,943	224,115,771
Mutual installment	28,024	28,574
Deposits on notes payables	2,318,032	2,174,995
Deposits on CMA	143,975	150,300
Certificate of deposits	1,179,955	973,625
Other deposits	1,392,973	1,451,470

Sub-total	237,222,884	237,549,963

Deposits in foreign currency:
Deposits in foreign currencies	29,190,962	27,143,710

Present value discount	(9,691)	(8,095)

Total	266,404,155	264,685,578

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3 ~ 0.8	2,008,483
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.7	2,007,851
Others	The Korea Development Bank and others	0.0 ~ 4.0	6,166,792

Sub-total			10,183,126
Borrowings in foreign currencies (*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	10,442,958
Offshore borrowings in foreign currencies	HSBC, HKG	—	—

Sub-total			10,442,958

Bills sold	Others	0.0 ~ 1.2	12,242
Call money	Bank and others	(0.3) ~ 3.5	733,648
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	914,552
Present value discount			(329)

Total			22,286,197

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,070,201

Sub-total			9,685,725
Borrowings in foreign currencies (*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~1.6	9,367
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 12.7	569,002
Present value discount			(299)

Total			18,998,920

(*)	Included borrowing in foreign currencies under cash flow hedge amounting to 35,812 million Won and 34,443 million Won as of March 31, 2020 and December 31, 2019.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.1 ~ 3.1	23,974,352	0.0 ~ 4.3	23,207,600
Subordinated bonds	1.9 ~ 5.9	7,250,871	2.1 ~ 5.9	6,732,687
Other bonds	1.5 ~ 17.0	907,172	1.2 ~ 17.0	942,421

Sub-total		32,132,395		30,882,708

Discounts on bonds		(26,090)		(24,653)

Total		32,106,305		30,858,055

(*)

Included debentures under fair value hedge amounting to 3,434,469 million Won and 3,151,172 million Won as of March 31, 2020 and December 31, 2019 respectively. Also, debentures under cash flow hedge amounting to 848,445 million Won and 829,082 million Won are included as of March 31, 2020 and December 31, 2019 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Asset retirement obligation	69,166	66,485
Provisions for guarantees (*1)	97,647	92,486
Provisions for unused loan commitments	114,676	112,554
Other provisions (*2)	161,247	172,455

Total	442,736	443,980

(*1)	Provisions for guarantees includes provision for financial guarantee of 62,966 million Won and 62,764 million Won as of March 31, 2020 and December 31, 2019, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the three-month period ended March 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	55	(55)	—	—
Transfer to expected credit loss for the entire period	(64)	64	—	—
Transfer to credit-impaired financial assets	(2)	—	2	—
Provisions used	(5,287)	—	—	(5,287)
Net provision (reversal) of unused amount	(736)	1,598	5,546	6,408
Others (*)	4,040	—	—	4,040

Ending balance	48,807	27,910	20,930	97,647

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the three-month period ended March 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	72	(72)	—	—
Transfer to expected credit loss for the entire period	(278)	278	—	—
Transfer to credit-impaired financial assets	(7)	(10)	17	—
Provisions used	(4,502)	—	—	(4,502)
Net reversal of unused amount	(2,058)	(1,339)	1,179	(2,218)
Others (*)	5,416	2	—	5,418

Ending balance	43,546	32,619	12,294	88,459

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	3,708	(3,596)	(112)	—
Transfer to expected credit loss for the entire period	(1,725)	1,851	(126)	—
Transfer to credit-impaired financial assets	(52)	(90)	142	—
Net provision (reversal) of unused amount	(2,388)	3,944	525	2,081
Others	41	—	—	41

Ending balance	64,622	45,273	4,781	114,676

	For the three-month period ended March 31, 2019
	Stage1	Stage2	Stage3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	4,216	(4,143)	(73)	—
Transfer to expected credit loss for the entire period	(1,055)	1,107	(52)	—
Transfer to credit-impaired financial assets	(34)	(78)	112	—
Net provision (reversal) of unused amount	(2,562)	6,589	448	4,475
Others	28	—	—	28

Ending balance	75,217	48,760	2,061	126,038

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Beginning balance	66,485	67,200
Provisions provided	2,801	907
Provisions used	(118)	(438)
Reversal of provisions unused	(74)	(2,705)
Increase in restoration costs and others	72	78
Others	—	37

Ending balance	69,166	65,079

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of March 31, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Beginning balance	172,455	63,637
Provisions provided	38,365	2,560
Provisions used	(51,660)	(947)
Reversal of provisions unused	(20)	(67)
Foreign currencies translation adjustments	2,107	168
Others	—	—

Ending balance	161,247	65,351

(5)	Others

1)

As of September 23, 2019, the Group temporarily suspended the Won-payment business due to tightened U.S. sanctions on Iran while it was ongoing to settle trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and Office of Foreign Assets Control as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the current term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Present value of defined benefit obligation	1,477,263	1,442,859
Fair value of plan assets	(1,317,422)	(1,352,971)

Net defined benefit liabilities (*)	159,841	89,888

(*)

Net defined benefit liability of 89,888 million Won as of December 31, 2019 is the subtracted amount of the net defined benefit asset of 2,582 million Won from the net defined benefit liability of 92,470 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the three-month periods ended March 31
		2020	2019
	Beginning balance	1,442,859	1,275,020
	Subsequent amount from transfer company	—	7,029
	Current service cost	43,402	44,065
	Interest cost	8,369	8,083
Remeasurements	Financial assumption	(2,956)	20,979
	Demographic assumptions	—	1,166
	Experience adjustment	28,216	19,584
	Retirement benefit paid	(43,695)	(55,414)
	Foreign currencies translation adjustments	(140)	83
	Others	1,208	(32)

	Ending balance	1,477,263	1,320,563

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Beginning balance	1,352,971	1,101,911
Subsequent amount from transfer company	—	7,028
Interest income	8,556	7,610
Remeasurements	(1,443)	(2,931)
Employer’s contributions	200	33,066
Retirement benefit paid	(42,862)	(55,339)
Others	—	(48)

Ending balance	1,317,422	1,091,297

(4)

Plan assets wholly consist of fixed deposits as of March 31, 2020 and December 31, 2019. Among plan assets, realized returns on plan assets amount to 7,113 million Won and 4,679 million Won for the three-month periods ended March 31, 2020 and 2019, respectively.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Current service cost	43,402	44,065
Net interest expense (income)	(187)	473

Cost recognized in net income	43,215	44,538

Remeasurements	26,703	44,660

Cost recognized in total comprehensive income	69,918	89,198

Retirement benefits related to defined contribution plans recognized as expenses are 1,131 million Won, and 655 million Won for the three-month periods ended March 31, 2020 and 2019 respectively.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	7,269,669	6,131,339
Accrued expenses	2,173,978	2,516,231
Borrowings from trust accounts	3,084,475	3,277,795
Agency business revenue	356,193	362,820
Foreign exchange payables	488,171	1,153,457
Domestic exchange settlement credits	4,018,184	1,261,928
Lease liabilities	454,145	419,045
Other miscellaneous financial liabilities	6,620,327	2,587,193
Present value discount	(2,948)	(3,041)

Sub-total	24,462,194	17,706,767

Other liabilities:
Unearned income	236,055	224,840
Other miscellaneous liabilities	221,425	195,631

Sub-total	457,480	420,471

Total	24,919,674	18,127,238

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	189,326	—	—	—	—	—	—
Swaps	153,708,310	—	228,946	406,423	2,155	306	681,832
Purchase options	390,000	—	—	14,555	—	—	—
Written options	326,113	—	—	—	—	—	12,080
Currency:
Futures	50,885	—	—	—	—	—	—
Forwards	117,215,118	—	1,061	3,042,625	—	—	1,705,724
Swaps	91,055,909	25,641	—	1,780,965	—	—	2,248,487
Purchase options	1,869,558	—	—	28,693	—	—	—
Written options	2,728,131	—	—	—	—	—	27,022
Equity:
Futures	489,230	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,205,571	—	—	276,707	—	—	982
Purchase options	8,720,737	—	—	574,632	—	—	—
Written options	10,593,804	—	—	—	—	—	965,055

Total	388,542,703	25,641	230,007	6,124,600	2,155	306	5,641,182

	December 31, 2019
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	124,737	—	—	—	—	—	—
Swaps	150,731,987	—	111,764	300,750	1,323	—	413,195
Purchase options	460,000	—	—	11,888	—	—	—
Written options	395,789	—	—	—	—	—	9,655
Currency:
Futures	1,934	—	—	—	—	—	—
Forwards	113,988,295	—	—	1,447,811	321	—	1,030,246
Swaps	82,125,050	9,367	—	966,181	5,193	—	1,106,423
Purchase options	1,588,746	—	—	18,835	—	—	—
Written options	2,341,179	—	—	—	—	—	9,403
Equity:
Futures	630,562	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,280,436	—	—	1,217	—	—	54,393
Purchase options	8,851,984	—	—	175,221	—	—	—
Written options	8,978,953	—	—	—	—	—	219,831

Total	371,499,663	9,367	111,764	2,921,903	6,837	—	2,843,146

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, USD 6M LIBOR, and 3M EURIBOR. The nominal amounts of hedging instruments related to USD 1M LIBOR, USD 3M LIBOR, USD 6M LIBOR and 3M EURIBOR in the hedging relationships of the Group are USD 350,000,000, USD 2,230,000,000, USD 500,000,000, and EUR 26,635,556, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

①	Interest rate risk

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,434,469 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

②	Currency exchange rate risk

As of the current period end, the Group has applied a fair value hedge on equity securities in foreign currency amounting to 13,869 million Won. The Group’s hedging strategies are to mitigate the risk of the fair value fluctuation of equity securities in foreign currency invested in the EUR due to changes in the spot exchange rate (USD/EUR) and thereby designating it as a hedging instrument by entering into currency forward contracts in accordance with this strategy.

By applying the difference of currency exchange rate to the predetermined nominal amount of equity securities in foreign currency by the currency forward contracts, the calculated difference is recognized at fair value, which results in the conversion of the nominal amount from EUR to USD and eliminates the risk of fair value fluctuation due to currency change.

In this hedging relationship, only the spot element of currency forward is designated as the hedging relationship and the spot element is measured at the market price of the spot exchange rate. Other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction. The forward currency exchange contract and the hedged item are all affected by the changes in spot exchange rate which are basic factors of the derivative.

2)	Cash Flow Hedge

As of the March, 31 2020, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,094 million Won, debentures on foreign currency amounting to 699,351, million Won and borrowings in foreign currency amounting to 35,812 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency and borrowings in foreign currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, SGD, JPY and Korean Won in millions):

	March 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Currency exchange rate risk
Currency forward (EUR/USD)	—	—	10,313,901	10,313,901
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	150,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	150,000,000	280,000,000	—	430,000,000
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	—	204,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	150,000,000	330,000,000	—	480,000,000
Foreign currencies translation risk
Currency swap (SGD)	136,000,000	68,000,000	—	204,000,000
Currency forward (JPY)	49,325,155	1,059,903,932	—	1,109,229,087

(4)	The average interest rate and average currency rate of the hedging instrument as of March 31, 2020 and December 31, 2019 are as follows:

March 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Currency exchange rate risk
Currency forward (EUR/USD)	USD 13,369,909.86 receipt, EUR 10,313,901 paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, KRW 2.38% paid KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.8% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.544% receipt, KRW 1.519% paid, KRW/USD = 1,151
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.8% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.53% paid, KRW/USD = 1,158
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828
Currency forward (JPY)	KRW/JPY = 10.47

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR, SGD and JPY):

	March 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	228,946	306	Derivative assets (designated for hedging)	109,520
Currency exchange rate risk
Currency forward	EUR 10,313,901	1,061	—	Derivative assets (designated for hedging)	1,061
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	26	Derivative liabilities (designated for hedging)	(26)
Interest rate swap	KRW 150,000	—	2,129	Derivative liabilities (designated for hedging)	(849)
Foreign currency translation risk and interest rate risk
Currency swap	USD 430,000,000	20,606	—	Derivative liabilities (designated for hedging)	25,312
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,035	—	Derivative liabilities (designated for hedging)	624

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	43	Derivative liabilities (designated for hedging)	(43)
Interest rate swap	KRW 100,000	—	1,280	Derivative liabilities (designated for hedging)	(615)
Foreign currency translation risk and interest rate risk
Currency swap	USD 480,000,000	4,070	5,193	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	22,364
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,297	—	Derivative assets (designated for hedging)	8,918
Currency forward	JPY 1,109,229,087	—	321	Derivative liabilities (designated for hedging)	321

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,434,469	—	202,250	Debentures	(105,769)	—
Currency exchange rate risk
Securities in foreign currency	13,869	—	(1,061)	—	Securities in foreign currency	(1,061)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currency	—	35,812	—	—	Borrowing foreign currency	26	(26)
Debentures	—	149,904	—	—	Debentures	790	(1,382)
Foreign currencies translation risk and interest rate risk
Debentures	—	524,579	—	—	Debentures	(24,726)	(11,116)
Foreign currencies translation risk
Debentures	—	174,772	—	—	Debentures	(472)	(2,679)

(*)	After tax amount

	December 31, 2019
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currency	—	34,443	—	—	Borrowing foreign currency	43	(43)
Debentures	—	99,941	—	—	Debentures	663	(821)
Foreign currencies translation risk and interest rate risk
Debentures	—	554,433	—	—	Debentures	(25,057)	(2,525)
Foreign currencies translation risk
Debentures	—	174,708	—	—	Debentures	(8,315)	(2,304)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	3,751	Other net operating income(expense)

		For the three-month period ended March 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	576	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(801)	32	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	24,787	525	(5,803)	Other net operating income (expense)	(27,954)	Other net operating income (expense)
	Foreign currencies translation risk	472	152	(886)	Other net operating income (expense)	39	Other net operating income (expense)

		For the three-month period ended March 31, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(358)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	10,488	65	(1,041)	Other net operating income (expense)	(9,850)	Other net operating income (expense)
	Foreign currencies translation risk	4,188	(71)	(354)	Other net operating income (expense)	(4,182)	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Beginning balance	52,260	25,463
New transactions	26,269	31,599
Amounts recognized in losses	(27,924)	(10,477)

Ending balance	50,605	46,585

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or losses.

28.	EQUITY

(1)	Details of equity as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	1,396,636	997,544
Capital surplus
Paid in capital in excess of par	608,348	608,348
Equity method	1,087	1,153
Others	18,354	16,794

Sub-total	627,789	626,295

Capital adjustments
Treasury stocks	—	—
Other adjustments (*1)	(1,742,318)	(1,748,667)

Sub-total	(1,742,318)	(1,748,667)

Accumulated other comprehensive income
Financial assets at FVTOCI	(157,609)	(71,914)
Gain (loss) on evaluation of investment stocks by equity method	(92)	915
Loss from foreign business translation	(128,107)	(152,987)
Remeasurements of defined benefit plan	(290,338)	(270,977)
Loss on evaluation of cash flow hedge	(15,177)	(5,692)

Sub-total	(591,323)	(500,655)

Retained earnings (*2) (*3)	18,521,993	18,524,515
Non-controlling interest (*4)	3,980,877	3,981,962

Total	25,804,992	25,492,332

(*1)

Included capital transaction gains and losses recognized by the 2014 merger of Woori Bank and (formerly) Woori Financial Group Inc. During the current term, the Group entered to acquire and additional interest in the Woori Asset Trust Co., Ltd., reducing the capital adjustment by 111,242 million Won.

(*2)

The earned surplus reserve in retained earnings amounted to 2,547,547 million Won and 2,356,246 million Won as of March 31, 2020 and December 31, 2019, respectively in accordance with the relevant article.

(*3)	The regulatory reserve for credit loss in retained earnings amounted to 62,830 million Won as of March 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.
(*4)

The hybrid securities issued by Woori Bank amounting to 3,660,814 million Won and 3,660,814 million Won as of March 31, 2020 and December 31, 2019, respectively, are recognized as non-controlling interests. 29,213 million Won and 38,441 million Won of dividends for the hybrid securities are allocated to net profit and loss of the non-controlling interests for the three-month periods ended March 31, 2020 and 2019, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Issuance cost				(3,364)	(2,456)

Total				1,396,636	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	(114,432)	(2,732)	31,469	(157,609)
Gain (loss) on equity method applied investment stocks	915	(1,389)	—	382	(92)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	34,317	—	(9,437)	(128,107)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	(26,706)	—	7,344	(290,339)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	(13,083)	—	3,598	(15,177)

Total	(500,655)	(121,293)	(2,732)	33,356	(591,324)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 288 million Won are due to disposal of equity securities during the period.

	For the three-month period ended March 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	10,940	40,040	(13,610)	(49,812)
Gain (loss) on equity method applied investment stocks	302	(523)	—	197	(24)
Gain (loss) on foreign currency translation of foreign operations	(244,735)	63,412	—	(2,884)	(184,207)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(44,800)	—	12,279	(269,247)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	15,389	(14,032)	(955)	(3,467)

Total	(572,210)	44,418	26,008	(4,973)	(506,757)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 26,785 million Won are due to disposal of equity securities during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Beginning balance	2,547,547	2,356,246
Planned provision of regulatory reserve (reversal) for credit loss	67,919	191,301

Ending balance	2,615,466	2,547,547

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2020	2019
Net income before regulatory reserve	557,771	614,529
Provision of regulatory reserve for credit loss	67,919	81,086
Adjusted net income after the provision of regulatory reserve	489,852	533,443
Dividends to hybrid securities	(8,513)	—
Adjusted net income after dividends to hybrid securities	481,339	533,443
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	667	802

29.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2019 were 700 Won and 505,587 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2020. The financial statements of the current period include these unpaid dividends.

30.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Financial assets at FVTPL	12,529	13,134
Financial assets at FVTOCI	126,177	95,312
Financial assets at amortized cost
Securities at amortized cost	104,059	116,296
Loans and other financial assets at amortized cost:
Interest on due from banks	22,869	33,259
Interest on loans	2,229,901	2,338,453
Interest of other receivables	8,279	7,280

Sub-total	2,261,049	2,378,992

Total	2,503,814	2,603,734

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Interest on deposits due to customers	749,171	847,461
Interest on borrowings	84,671	90,031
Interest on debentures	188,493	183,740
Other interest expense	15,362	26,053
Interest on lease liabilities	3,158	1,858

Total	1,040,855	1,149,143

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Fees and commission received for brokerage	40,227	42,720
Fees and commission received related to credit	52,928	41,261
Fees and commission received for electronic finance	31,684	32,258
Fees and commission received on foreign exchange handling	14,391	14,476
Fees and commission received on foreign exchange	16,675	19,620
Fees and commission received for guarantee	18,128	16,871
Fees and commission received on credit card	123,287	132,593
Fees and commission received on securities business	16,431	30,316
Fees and commission from trust management	50,363	42,020
Fees and commission received on credit Information	3,403	3,128
Other fees	43,194	36,298

Total	410,711	411,561

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Fees and commissions paid	41,360	39,342
Credit card commission	93,136	94,047
Brokerage commission	61	205
Others	2,174	2,966

Total	136,731	136,560

32.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Dividend income related to financial assets at FVTPL	30,635	21,781
Dividend income related to financial assets at FVTOCI	17,134	17,702

Total	47,769	39,483

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Dividend income recognized from assets held:
Equity securities	17,134	17,702

33.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	457,304	40,013
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	10,771	(23,427)

Total	468,075	16,586

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss mandatorily measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2020	2019
Financial assets at FVTPL	Securities	Gain on valuation	42,129	44,783
		Gain on disposals	6,497	12,723
		Loss on valuation	(51,667)	(12,439)
		Loss on disposals	(16,700)	(1,444)

		Sub-total	(19,741)	43,623

	Loans	Gain on valuation	47	599
		Gain on disposals	22	7
		Loss on valuation	(50)	(78)
		Loss on disposals	(712)	—

		Sub-total	(693)	528

	Other financial assets	Gain on valuation	1,513	43
		Gain on disposals	1,353	392
		Loss on valuation	(1,279)	(364)
		Loss on disposals	(1,408)	—

		Sub-total	179	71

Sub-total			(20,255)	44,222

Derivatives (Held for trading)	Interest rate derivatives	Gain on transactions and valuation	630,560	321,896
		Loss on transactions and valuation	(944,777)	(384,700)

		Sub-total	(314,217)	(62,804)

	Currency derivatives	Gain on transactions and valuation	6,155,635	1,800,259
		Loss on transactions and valuation	(5,387,589)	(1,766,271)

		Sub-total	768,046	33,988

	Equity derivatives	Gain on transactions and valuation	1,148,971	261,020
		Loss on transactions and valuation	(1,125,034)	(236,253)

		Sub-total	23,937	24,767

	Other derivatives	Gain on transactions and valuation	—	301
		Loss on transactions and valuation	(207)	(461)

		Sub-total	(207)	(160)

Sub-total			477,559	(4,209)

Net, total			457,304	40,013

(3)

Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Gain (loss) on equity-linked securities:
Gain (loss) on disposal of equity-linked securities	460	(3,703)
Gain (loss) on valuation of equity-linked securities	10,311	(19,724)

Total	10,771	(23,427)

34.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the three-month periods ended March 31
	2020	2019
Gain on redemption of securities	(39)	21
Gain on transactions of securities	2,639	770

Total	2,600	791

35.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Impairment loss due to credit loss on financial assets measured at FVTOCI	(12)	(713)
Reversal of impairment loss due to credit loss on securities at amortized cost	143	523
Provision for credit loss on loan and other financial assets at amortized cost	(102,534)	(57,559)
Reversal of provision on (provision for) guarantee	(6,408)	2,218
Provision for unused loan commitment	(2,081)	(4,476)

Total	(110,892)	(60,007)

36.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2020	2019
Employee benefits	Short-term employee benefits	Salaries	395,336	363,056
		Employee fringe benefits	121,556	107,672
	Share based payments		(429)	2,087
	Retirement benefit service costs		44,346	45,193
	Termination		(337)	7,566

		Sub-total	560,472	525,574

Depreciation and amortization			134,676	96,712

Other general and administrative expenses	Rent		14,926	36,998
	Taxes and public dues		34,187	34,537
	Service charges		56,887	52,254
	Computer and IT related		26,423	20,539
	Telephone and communication		16,825	16,035
	Operating promotion		11,023	9,897
	Advertising		9,352	9,389
	Printing		1,895	1,906
	Traveling		2,177	2,971
	Supplies		3,237	1,656
	Insurance premium		2,805	2,065
	Reimbursement		670	717
	Maintenance		3,906	4,212
	Water, light and heating		4,453	4,195
	Vehicle maintenance		2,474	2,251
	Others		6,138	9,544

		Sub-total	197,378	209,166

	Total		892,526	831,452

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Gain on transactions of foreign exchange	77,384	215,048
Gain related to derivatives (Designated for hedging)	139,993	52,419
Others	8,806	11,634

Total	226,183	279,101

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Losses on transactions of foreign exchange	416,996	124,374
KDIC deposit insurance premium	89,211	79,137
Contribution to miscellaneous funds	78,634	77,780
Losses related to derivatives (Designated for hedging)	374	6
Losses on fair value hedged items	105,769	37,811
Others (*)	40,573	41,652

Total	731,557	360,760

(*)

Other expense includes such expenses amounting to 3,385 million Won and 5,141 million Won, respectively, of intangible asset amortization expense for the three-month periods ended March 31, 2020 and 2019, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2020 and December 31, 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Number of shares measured as of the closing date (*)	As of March 31, 2020	602,474 shares
	As of December 31, 2019	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Number of shares measured as of the closing date (*)	As of March 31, 2020	234,395 shares
	As of December 31, 2019	—

(*)

The number of payable stocks is granted at the initial contract date (January 1, 2019) and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2020 and 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 5,899 million Won and 6,328 million Won, respectively.

37.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Gains on valuation of investments in joint ventures and associates	15,064	9,649
Losses on valuation of investments in joint ventures and associates	(7,910)	(4,039)

Total	7,154	5,610

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Other non-operating incomes	19,224	10,438
Other non-operating expenses	(47,103)	(24,237)

Total	(27,879)	(13,799)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Rental fee income	3,580	1,997
Gains on disposal of premises and equipment, intangible assets and other assets	6,449	725
Reversal of impairment loss of premises and equipment, intangible assets and other assets	35	—
Others	9,160	7,716

Total	19,224	10,438

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Depreciation on investment properties	547	1,014
Operating expenses on investment properties	224	187
Losses on disposal of premises and equipment, intangible assets and other assets	564	536
Impairment losses of premises and equipment, intangible assets and other assets	568	10
Donation	4,538	17,289
Others	40,662	5,201

Total	47,103	24,237

38.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Current tax expense:
Current tax expense with respect to the current period	58,235	180,340
Adjustments recognized in the current period in relation to the tax expense of prior periods	(2,624)	(1,943)

Sub-total	55,611	178,397

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	104,501	37,857
Income tax expense directly attributable to equity	34,730	(4,973)

Sub-total	139,231	32,884

Income tax expense	194,842	211,281

Income tax expense (income) was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2020, is 25.9% (The weighted average annual effective tax rate for the March 31, 2019, is 25.6%).

39.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2020	2019
Net income attributable to common shareholders	518,216	568,690
Dividends to hybrid securities	(8,513)	—
Net income attributable to common shareholders	509,703	568,690
Weighted average number of common shares outstanding	722 million shares	665 million shares
Basic EPS (Unit: Korean Won)	706	855

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the three-month period ended March 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares outstanding at the beginning of the period	2020-01-01 ~ 2020-03-31	722,267,681	91	65,726,358,971

Sub-total (①)				65,726,358,971

Weighted average number of common shares outstanding (②=(①/91)				722,267,681

	For the three-month period ended March 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-03-31	673,271,226	90	60,594,410,340
Purchase of treasury stock	2019-01-08 ~ 2019-03-31	(11,453,702)	83	(950,657,266)
Disposal of treasury stock	2019-03-22 ~ 2019-03-31	18,346,782	10	183,467,820

Sub-total (①)				59,827,220,894

Weighted average number of common shares outstanding (②=(①/90)				664,746,899

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended March 31, 2020 and 2019.

40.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Confirmed guarantees
Guarantee for loans	77,690	89,699
Acceptances	636,404	391,688
Guarantees in acceptances of imported goods	235,660	224,746
Other confirmed guarantees	7,740,455	6,982,889

Sub-total	8,690,209	7,689,022

Unconfirmed guarantees
Local letters of credit	244,930	193,096
Letters of credit	2,917,878	3,081,390
Other unconfirmed guarantees	614,446	771,378

Sub-total	3,777,254	4,045,864

Commercial paper purchase commitments and others	850,156	884,031

Total	13,317,619	12,618,917

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Loan commitments	105,448,285	103,651,674
Other commitments	7,095,124	5,993,608

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	March 31, 2020		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	105 cases	428 cases	119 cases	415 cases
Amount of litigation	293,066	425,193	291,880	391,362
Provisions for litigations	27,128		27,029

(*)	The number of lawsuits as of March 31, 2020 and December 31, 2019 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other commitments

1)

Recently, the FSS announced ‘Results of interim inspection of Lime Asset Management Co., Ltd and future countermeasures’ regarding the deferment of the redemption of Lime Asset Management Co., Ltd. The status of the sale of the Lime Asset Management Co., Ltd. operation deferral fund of the Group is 354.8 billion Won for 1,640 accounts as of the end of March 2020. Currently, a full-time management team is dispatched to monitor the implementation of the normal repurchase and management plan of lime and proper performance of internal control work. The results of the investigation are unpredictable as fact-finding investigation of Financial Supervisory Service is ongoing on whether to be sold incompletely.

2)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 111,713 million Won as other financial liabilities for the second sales agreement.

3)

On March 31, 2020, the Financial Services Commission, the Korea Development Bank, the five major financial groups, and 17 forwarding financial institutions and Korea Securities Finance have agreed to create a Korea Fund (Securities Market Stabilization Fund) together to cope with the crisis in the securities market. The Group will participate in the fund within 1 trillion Won.

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2020 and December 31, 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month periods ended March 31, 2020 and 2019 are as follows:

(1)	Related parties

Related parties
Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., LOTTE CARD Co., Ltd, Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 32 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	March 31, 2020	December 31, 2019
Associates	W Service Networks Co., Ltd.	Loans	36	23
		Loss allowance	(2)	(1)
		Deposits due to customers	2,125	1,881
		Accrued expenses	—	6
		Other liabilities	480	429
	Korea Credit Bureau Co., Ltd.	Loans	1	3
		Deposits due to customers	354	26
	Korea Finance Security Co., Ltd.	Loans	3,933	1,860
		Loss allowance	(7)	(3)
		Deposits due to customers	4,218	1,371
		Other liabilities	9	—
	Chin Hung International Inc.	Loans	159	244
		Loss allowance	(2)	(2)
		Deposits due to customers	5,789	5,381
		Other liabilities	317	321
	LOTTE CARD Co. Ltd.	Loans	7,500	7,500
		Loss allowance	(30)	(30)
		Other assets	18	—
		Deposits due to customers	1,998	2,726
		Other liabilities	18	—
	K BANK Co., Ltd.	Loans	139	141
		Account receivables	—	24
		Other assets	—	4
	Well to Sea No. 3 Private Equity Fund	Loans	6,090	4,490
		Loss allowance	(11)	(8)
		Deposits due to customers	26,848	714
		Other liabilities	46	47
	Others (*1) (*2)	Loans	—	84
		Loss allowance	—	(84)
		Other assets	528	338
		Deposits due to customers	5,981	5,577
		Other liabilities	156	172

(*1)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori All-in-One World EMP 40, Woori-Q Corporate Restructuring Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. etc., as of March 31, 2020.

(*2)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. etc., as of December 31, 2019.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month periods March 31
Related parties		A title of account	2020	2019
Associates	W Service Network Co., Ltd.	Other income	8	8
		Interest expenses	4	5
		Fees expenses	85	102
		Other expenses	432	107
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	29
		Fees expenses	741	641
	Korea Finance Security Co., Ltd.	Interest expenses	1	4
		Provisions for (reversal of) allowance for credit loss	4	(2)
		Other expenses	26	30
	Chin Hung International Inc	Interest income	—	2
		Interest expenses	7	8
		Provisions for allowance for credit loss	(1)	—
	LOTTE CARD Co., Ltd.	Interest income	77	—
		Fees income	678	—
		Interest expenses	27	—
	K BANK Co., Ltd.	Fees income	346	—
		Other income	—	309
	Well to Sea No.3 Private Equity Fund	Interest income	399	357
		Provision for (reversal of) allowance for credit loss	2	(50)
	Others (*1) (*2)	Fees income	616	15
		Other income	4	4
		Interest expenses	8	12
		Other expenses	—	302

(*1)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori All-in-One World EMP 40, Woori-Q Corporate Restructuring Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, PCC-Woori LP Secondary Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. and etc. for the three-month period ended March 31, 2020.

(*2)	Others include Saman Corporation, Kyesan Engineering Co., Ltd, DAEA SNC Co., Ltd. and etc. for the three-month period ended March 31, 2019.

(4)	Major loan transactions with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	Well to Sea No. 3 Private Equity Fund	4,490	1,600	—	6,090
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	Korea Finance Security Co., Ltd.	1,860	2,235	162	3,933
	Korea Credit Bureau Co., Ltd.	3	2	4	1
	W Service Network Co., Ltd.	23	112	99	36
	Chin Hung International Inc	244	624	709	159
	K BANK Co., Ltd.	141	561	563	139

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the three-month period ended March 31, 2019
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	6,943	—	8,800
	Korea Finance Security Co., Ltd.	57	150	175	32
	Korea Credit Bureau Co., Ltd.	7	9	14	2
	W Service Network Co., Ltd.	69	68	111	26
	Chin Hung International Inc	241	545	597	189
	K BANK Co., Ltd.	185	639	633	191

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(5)	Details of changes in major deposits due to customers with related parties for the three-month periods March 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Associates	Saman Corporation	2,522	141	—	2,663
	W Service Networks Co., Ltd	1,180	—	—	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,356	1,150	1,356

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2019
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Associates	Saman Corporation	2,436	43	—	2,479
	W Service Networks Co., Ltd	1,180	280	280	1,180
	Chin Hung International Inc	765	189	189	765
.	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up I Private Equity Fund	1,403	752	403	1,752
	Korea Finance Security Co., Ltd.	535	15	—	550

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(6)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2020 and 2019.

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2020	December 31, 2019	Warranty
Korea Finance Security Co., Ltd.	327	400	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	32	Unused loan commitment
W Service Network Co., Ltd.	164	177	Unused loan commitment
Chin Hung International Inc.	32,140	32,055	Unused loan commitment
K BANK Co., Ltd.	161	159	Unused loan commitment
Well to Sea No.3 Private Equity Fund	208,910	210,510	Unused loan commitment
LOTTE CARD Co. Ltd.	150,000	150,000	Unused loan commitment

There no recognized provisions for guarantees provided to the related parties as of March 31, 2020 and December 31, 2019, respectively.

(8)	Amount of derivatives-related commitments with the related parties

Warrantee	March 31, 2020	December 31, 2019	Warranty
Well to Sea No.3 Private Equity Fund	591,429	584,377	Open interest

(9)	Commitments among related parties

The Group has entered into an investment agreement with PCC-Woori LP Secondary Fund as of March 31, 2020. The contract amount is 2.3 billion Won, and the contract period is from December 31, 2019 to December 31, 2023.

(10)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Short-term employee salaries	5,549	3,655
Retirement benefit service costs	273	519
Share-based compensation	(151)	846

Total	5,671	5,020

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,862 million Won and 2,414 million Won, as of March 31, 2020 and December 31, 2019 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 8,982 million Won and 6,543 million Won, respectively, as of March 31, 2020 and December 31, 2019,

42.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Lease payments
Within one year	176,865	161,251
After one year but within five years	244,455	232,985
After five years	43,377	40,698

Total	464,697	434,934

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Cash outflows from lease	59,525	43,598

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2020	2019
Lease payments for short-term leases	369	190
Lease payments for which the underlying asset is of low value	89	2,139

Total	458	2,329

(4)

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed a question about how to determine the lease term for cancellable or renewable leases. According to the interpretation, the Group should identify factors to consider extensive economic penalties, and then determine the lease period. Due to large number of lease contracts held by the Group and the varying terms of the contracts, sufficient time is needed to analyze the contract and establish accounting policies. Therefore, the Group is planning to reflect the effect in consolidated financial statements after the effect analysis of changes in accounting policies for the lease term is completed.